Exhibit 99.1
SECOND QUARTER REPORT            June 30, 2008
Dear Shareholders:
Net income for the three months ended June 30, 2008 was $45 million or $0.11 per diluted share, compared to $79 million or $0.20 per diluted share during the same period in 2007. The prior period included a $17 million net gain or $0.04 per share on the sale of two properties. Funds from operations (“FFO”) was $157 million or $0.40 per diluted share for the three months ended June 30, 2008 compared with $167 million or $0.42 per diluted share during the same period in 2007.
Commercial property net operating income for the second quarter of 2008 was $345 million, up 9% from $317 million during the second quarter of 2007. Residential operations contributed $35 million of net operating income, compared with $72 million in the same period in 2007.
During the second quarter, Brookfield Properties leased two million square feet of space at an average net rent of $27.83 per square foot. Excluding a contractual renewal with Continental Airlines in Houston, the average net rent in leased space was $31.43 per square foot which represents a 36% improvement over the average in-place net rent at the beginning of the quarter. The company’s managed portfolio occupancy rate finished the quarter at 96.2%.
HIGHLIGHTS OF THE SECOND QUARTER
Sold TD Canada Trust Tower, Toronto, subsequent to the second quarter. The company sold its 50% interest to OMERS Realty Corporation, the co-owner in the building, for gross proceeds of C$425 million and received net proceeds of C$191 million. The 51-story, 1.1-million-square-foot tower is one of the two office towers comprising the 2.6-million-square-foot Brookfield Place office and retail complex in Toronto’s financial district. The sale price translates to a value of C$721 per square foot.
Completed seven financings, generating gross proceeds of $663 million and net new proceeds of $144 million, including 75 State Street, Boston; Two Ballston Plaza, Maryland; Hudson’s Bay Centre and 2 Queen Street East, Toronto; Royal Centre, Vancouver; Altius Centre, Calgary and Canadian Western Bank building, Edmonton. The amount of debt refinanced in the first six months of 2008 totals approximately $1 billion.
Repurchased 500,000 common shares of the company at an average price of $18.60 during the quarter, bringing the total number of shares repurchased in 2008 to 800,000 at an average price of $18.61. Since the inception of the company’s normal course issuer bid in 1999, Brookfield Properties has invested $432 million acquiring 36.8 million common shares at an average price of $11.75.
Advanced developments under construction. At Bay Adelaide Centre, Toronto, the concrete core has topped out and curtain wall has been installed to the 33rd floor; at Bankers Court, Calgary, floors have been poured to the 12th floor and curtain wall has been installed to the 7th floor; 77 K Street in Washington is substantially complete and has received its certificate of occupancy; Two Reston Crescent, Virginia, is substantially complete; and the redevelopment of 1225 Connecticut Avenue, Washington, D.C., is on target for its scheduled completion date in the fourth quarter of 2008.
Leased two million square feet of space including 300,000 square feet of lease take-backs. New leases represent 50% of the total during the second quarter while renewals represent the remaining 50%. Second quarter leasing highlights include:
Houston — 612,000 square feet
•	424,000 square foot renewal for five years with Continental Airlines at Continental Center I

•	29,000 square foot expansion for 11 years with Devon Energy at Two Allen Center
Toronto — 365,000 square feet
•	145,000 square foot renewal and expansion for seven years with Bennett Jones at First Canadian Place

•	66,000 square foot lease for ten years with Macquarie at Bay Wellington Tower

•	31,000 square foot lease for ten years with Credit Suisse Securities at First Canadian Place

Washington, D.C. — 310,000 square feet
•	47,000 square foot lease for ten years with Argosy at 1550 Wilson Boulevard

•	44,000 square foot lease for five years with Ketchum Public Relations at 2000 L Street NW

•	30,000 square foot lease for five years with the GSA at Sunrise Technology Park
Los Angeles — 228,000 square feet
•	32,000 square foot lease for 11 years with Hotchkis & Wiley at Ernst & Young Plaza
Calgary — 215,000 square feet
•	140,000 square foot extension and expansion for 11 years with Crescent Point at Petro Canada Centre

•	45,000 square foot expansion for four years with Enbridge at Fifth Avenue Place
New York — 99,000 square feet
•	37,000 square foot expansion for 14 years with BNP Paribas at Newport Tower, NJ
Ottawa — 40,000 square feet
•	32,000 square foot lease for five years with the Canadian Government at Place de Ville I
OUTLOOK
Our U.S. and Canadian commercial operations continue to exhibit strong performance notwithstanding the current unsettled economic climate, and our residential operations continue to perform in line with our expectations.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO

July 31, 2008

2	Q2/2008 Interim Report

PORTFOLIO

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)			(SQUARE FEET IN 000S)			PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL			OWNED	OWNED	SHAREHOLDER’S	NET OWNED
COMMERCIAL PROPERTY	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

DIRECT
New York
World Financial Center
One	1	99.2	1,603	52	1,655	58	1,713	100	1,713	(10)	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	(16)	2,690
Three	1	99.8	1,254	—	1,254	53	1,307	100	1,307	(8)	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	51	996	(6)	990
Retail		80.4	—	168	168	122	290	100	290	(2)	288
One Liberty Plaza	1	99.9	2,327	20	2,347	—	2,347	100	2,347	(14)	2,333
245 Park Avenue	1	95.4	1,719	68	1,787	—	1,787	51	911	(5)	906
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	(6)	1,088

	7	99.0	12,524	391	12,915	281	13,196		11,364	(67)	11,297

Boston
53 State Street	1	99.9	1,164	30	1,194	41	1,235	100	1,235	(8)	1,227
75 State Street	1	86.8	771	25	796	235	1,031	100	1,031	(6)	1,025

	2	94.7	1,935	55	1,990	276	2,266		2,266	(14)	2,252

Washington, DC
1625 Eye Street	1	100.0	370	16	386	185	571	100	571	(3)	568
701 9th Street	1	100.0	340	24	364	183	547	100	547	(3)	544
Potomac Tower	1	92.5	238	—	238	203	441	100	441	(3)	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	—	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	—	253
One Bethesda Center	1	100.0	160	19	179	—	179	100	179	—	179

	6	99.0	1,670	59	1,729	571	2,300		2,300	(9)	2,291

Houston
1201 Louisiana Street	1	91.9	836	8	844	48	892	100	892	—	892

	1	91.9	836	8	844	48	892		892	—	892

Denver
Republic Plaza	1	98.2	1,276	48	1,324	503	1,827	100	1,827	—	1,827

	1	98.2	1,276	48	1,324	503	1,827		1,827	—	1,827
Minneapolis
33 South Sixth Street	2	91.5	1,108	370	1,478	325	1,803	100	1,803	—	1,803
RBC Plaza	2	94.2	610	442	1,052	196	1,248	100	1,248	—	1,248

	4	92.6	1,718	812	2,530	521	3,051		3,051	—	3,051

Toronto
Brookfield Place
Bay Wellington Tower	1	98.7	1,299	41	1,340	—	1,340	100	1,340	—	1,340
TD Canada Trust Tower	1	99.5	1,127	17	1,144	—	1,144	50	572	—	572
Retail and Parking	1	98.8	—	115	115	690	805	70	564	—	564
22 Front Street	1	99.2	136	8	144	—	144	100	144	(15)	129
Exchange Tower	1	96.4	963	66	1,029	131	1,160	50	580	(64)	516
105 Adelaide	1	100.0	176	7	183	49	232	100	232	(25)	207
Hudson Bay Centre	1	95.8	536	261	797	295	1,092	100	1,092	(121)	971
Queen’s Quay Terminal	1	97.6	428	76	504	—	504	100	504	(56)	448
HSBC Building	1	100.0	188	6	194	31	225	100	225	(25)	200

	9	98.0	4,853	597	5,450	1,196	6,646		5,253	(306)	4,947

Calgary
Bankers Hall	3	99.8	1,944	224	2,168	525	2,693	50	1,347	(149)	1,198
Petro Canada Centre	2	100.0	1,708	24	1,732	220	1,952	50	976	(107)	869
Fifth Avenue Place	2	100.0	1,428	47	1,475	206	1,681	50	841	(93)	748

	7	99.9	5,080	295	5,375	951	6,326		3,164	(349)	2,815

Vancouver
Royal Centre	1	97.4	494	95	589	264	853	100	853	(94)	759

	1	97.4	494	95	589	264	853		853	(94)	759

Other
Other	1	96.2	70	3	73	—	73	100	73	—	73

	1	96.2	70	3	73	—	73		73	—	73

TOTAL DIRECT	39	98.0	30,456	2,363	32,819	4,611	37,430		31,043	(839)	30,204

U.S. FUND
New York
The Grace Building	1	96.7	1,537	20	1,557	—	1,557	49.9	777	(426)	351
One New York Plaza	1	98.8	2,554	31	2,585	—	2,585	100	2,585	(1,416)	1,169
Newport Tower	1	96.9	1,059	41	1,100	—	1,100	100	1,100	(603)	497
1065 Avenue of the Americas	1	74.6	642	40	682	—	682	99	675	(370)	305
1411 Broadway	1	85.2	1,149	38	1,187	36	1,223	49.9	610	(334)	276
1460 Broadway	1	100.0	211	9	220	—	220	49.9	110	(60)	50

	6	93.7	7,152	179	7,331	36	7,367		5,857	(3,209)	2,648

Washington, D.C.
1200 K Street	1	97.6	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	—	128	—	128	16	144	100	144	(79)	65
1250 Connecticut Avenue	1	94.0	163	21	184	26	210	100	210	(115)	95
1400 K Street	1	100.0	178	12	190	34	224	100	224	(123)	101

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Blackstone Managed

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)			(SQUARE FEET IN 000S)			PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL			OWNED	OWNED	SHAREHOLDER’S	NET OWNED
	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

2000 L Street	1	91.7	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.5	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Springs Metro Plaza	3	92.4	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	90.0	204	19	223	—	223	100	223	(122)	101
Victor Building	1	67.5	302	45	347	—	347	49.9	173	(95)	78
1550 & 1560 Wilson Blvd	2	76.1	248	35	283	76	359	100	359	(197)	162

	22	88.1	3,526	364	3,890	399	4,289		4,110	(2,252)	1,858

Los Angeles
601 Figueroa	1	70.5	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	95.8	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	83.9	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	94.5	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	93.9	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	86.9	409	19	428	—	428	100	428	(234)	194
6060 Center Drive	1	85.7	253	15	268	113	381	100	381	(209)	172
6080 Center Drive	1	96.0	316	—	316	163	479	100	479	(263)	216
6100 Center Drive	1	96.9	294	—	294	168	462	100	462	(253)	209
701 B Street	1	88.7	512	37	549	—	549	100	549	(301)	248
707 Broadway	1	85.9	183	—	183	128	311	100	311	(170)	141
9665 Wilshire Blvd	1	79.6	171	—	171	64	235	100	235	(130)	105
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	67.2	336	2	338	141	479	100	479	(262)	217
Northpoint	1	75.9	105	—	105	45	150	100	150	(82)	68
Arden Towers at Sorrento	4	83.1	554	54	608	—	608	100	608	(333)	275
Westwood Center	1	96.3	293	25	318	—	318	100	318	(174)	144
Wachovia Center	1	93.8	465	14	479	161	640	100	640	(351)	289

	22	86.8	8,034	590	8,624	2,139	10,763		10,529	(5,768)	4,761

Houston
Allen Center
One Allen Center	1	98.6	914	79	993	—	993	100	993	(544)	449
Two Allen Center	1	97.8	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	93.0	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Four Allen Center	1	99.5	1,229	38	1,267	—	1,267	100	1,267	(697)	570
Cullen Center
Continental Center I	1	98.1	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	85.1	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	95.1	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.3	351	39	390	44	434	100	434	(237)	197

	8	96.2	7,115	321	7,436	790	8,226		7,575	(4,152)	3,423

TOTAL U.S. FUND	58	91.4	25,827	1,454	27,281	3,364	30,645		28,071	(15,381)	12,690

CANADIAN FUND
Toronto
First Canadian Place	1	96.9	2,379	232	2,611	170	2,781	25	695	(76)	619
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121

	3	97.0	3,116	258	3,374	323	3,697		924	(101)	823

Calgary
Altius Centre	1	100.0	303	3	306	72	378	25	95	(11)	84

	1	100.0	303	3	306	72	378		95	(11)	84

Ottawa
Place de Ville I	2	99.8	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	99.3	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	12	553	95	648	25	162	(18)	144

	6	99.7	1,701	49	1,750	1,030	2,780		695	(77)	618

Edmonton
Canadian Western Bank	1	99.8	371	36	407	91	498	25	125	(14)	111
Enbridge Tower	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	99.8	555	36	591	121	712		179	(21)	158

TOTAL CANADIAN FUND	12	98.2	5,675	346	6,021	1,546	7,567		1,893	(210)	1,683

TOTAL PROPERTIES	109	95.3	61,958	4,163	66,121	9,521	75,642		61,007	(16,430)	44,577
Development and Redevelopment	—	—	16,506	—	16,506	—	16,506		15,155	(2,463)	12,692

TOTAL PORTFOLIO	109	95.3	78,464	4,163	82,627	9,521	92,148		76,162	(18,893)	57,269

TOTAL EXCLUDING
NON-MANAGED	90	96.2	72,534	3,910	76,444	8,502	84,946		69,690	(15,347)	54,343

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Blackstone Managed

4	Q2/2008 Interim Report

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties - Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

Brookfield Properties Corporation	5

Management’s Discussion and Analysis of Financial Results
July 31, 2008
PART I — OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2008 includes material information up to July 31, 2008. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes which begin on page 54 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization and certain other non-cash items. Net operating income is an important measure that we use to assess operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 29 and a full reconciliation from net income to funds from operations on page 29. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. In the past three years, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties.
At June 30, 2008, the book value of Brookfield Properties’ assets was $15.6 billion. During the three months ended June 30, 2008 we generated $45 million of net income ($0.11 per diluted share) and $157 million of funds from operations ($0.40 per diluted share). During the six months ended June 30, 2008 we generated $68 million of net income ($0.17 per diluted share) and $283 million of funds from operations ($0.72 per diluted share).
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2008	2007	2008	2007

Total revenue	$719	$706	$1,374	$1,330
Net income	45	79	68	132
Net income per share — diluted	0.11	0.20	0.17	0.33
Common share dividends paid per share	0.14	0.14	0.28	0.27
Funds from operations	157	167	283	296
Funds from operations per share — diluted	$0.40	$0.42	$0.72	$0.74

	Jun. 30, 2008	Dec. 31, 2007

Total assets	$20,362	$20,473
Commercial properties	15,577	15,889
Commercial property debt	11,963	12,125
Shareholders’ equity	3,013	3,078

6	Q2/2008 Interim Report

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 109 properties totaling 76 million square feet, including 10 million square feet of parking. Our development/redevelopment portfolio comprises interests in 15 sites totaling 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing office funds or through the establishment of new funds.
The following table summarizes our investment by market:

			Brookfield Properties’	Book		Net Book
	Number of	Total Area	Owned Interest	Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
Midtown New York, New York	2	2,881	2,005	$888	$695	$193
Downtown New York, New York	5	10,315	9,359	2,942	1,922	1,020
Boston, Massachusetts	2	2,266	2,266	831	575	256
Washington, D.C.	6	2,300	2,300	682	500	182
Toronto, Ontario	8	5,311	4,536	1,097	582	515
Calgary, Alberta	7	6,326	3,164	485	357	128
Denver, Colorado	1	1,827	1,827	277	162	115
Minneapolis, Minnesota	3	2,400	2,400	295	93	202
Houston, Texas	1	892	892	157	101	56
Other	2	926	926	119	119	—
Corporate debt	—	—	—	—	501	(501)

	37	35,444	29,675	7,773	5,607	2,166

U.S. Office Fund
Midtown New York, New York	4	3,682	2,172	1,266	314	952
Downtown New York, New York	2	3,685	3,685	1,259	397	862
Washington, D.C.	22	4,289	4,110	1,128	367	761
Houston, Texas	8	8,226	7,575	1,139	240	899
Los Angeles, California	22	10,763	10,529	2,615	423	2,192
U.S. Fund debt	—	—	—	—	3,988	(3,988)

	58	30,645	28,071	7,407	5,729	1,678

Canadian Office Fund
Toronto, Ontario	3	3,697	924	261	102	159
Calgary, Alberta	1	378	95	20	20	—
Ottawa, Ontario	6	2,780	695	99	24	75
Other	2	712	179	17	16	1

	12	7,567	1,893	397	162	235

Continuing Operations	107	73,656	59,639	$15,577	$11,498	$4,079
Discontinued Operations(2)	2	1,986	1,368	352	302	50

	109	75,642	61,007	$15,929	$11,800	$4,129
Office development sites		16,237	14,886	1,040	465	575
Redevelopment sites		269	269	121	—	121

Total		92,148	76,162	$17,090	$12,265	$4,825

(1)	Represents consolidated interest before non-controlling interests

(2)	Canada Trust Tower in Toronto and one of the RBC Plaza buildings in Minneapolis are currently classified as discontinued operations

Brookfield Properties Corporation	7

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we are also pursuing the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”). Of our 109 commercial office properties, 27 are wholly owned, 12 are held in property-level joint ventures or co-tenancies, and 70 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We fully consolidate this Fund.
We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., CIBC, Wachovia, RBC Financial Group and Bank of Montreal. A detailed list of major tenants is included in Part V (“Risks and Uncertainties”) of this MD&A, which begins on page 46.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 7% of our leases, on average, mature annually over the next five years.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Midtown New York			Downtown New York			Boston
			Net Rent			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	3,115	4.7		481	7.4		116	0.8		105	5.3
Remainder 2008	1,380	2.1	$20	165	2.5	$35	91	0.7	$16	21	1.1	$24
2009	3,052	4.6	20	414	6.3	25	164	1.2	18	171	8.6	23
2010	4,229	6.4	22	358	5.5	31	249	1.8	20	186	9.3	31
2011	5,380	8.1	24	137	2.1	36	666	4.9	36	411	20.7	44
2012	5,649	8.5	22	386	5.9	29	426	3.1	11	48	2.4	25
2013	12,457	18.8	29	753	11.5	33	4,836	35.3	36	32	1.6	28
2014	3,410	5.2	25	221	3.4	26	410	3.0	36	29	1.5	38
2015 & beyond	27,449	41.6	30	3,612	55.4	49	6,761	49.2	29	987	49.5	31
Parking	9,521	—	—	36	—	—	281	—	—	276	—	—

	75,642	100.0		6,563	100.0		14,000	100.0		2,266	100.0

Average market net rent			$37			$84			$44			$35

Average market gross rent			$56			$110			$66			$55

(1)	Net rent at expiration of lease

8	Q2/2008 Interim Report

	Washington, D.C.			Houston			Los Angeles
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	480	8.5		349	4.2		1,134	13.2
Remainder 2008	137	2.4	$21	395	4.8	$14	313	3.6	$20
2009	499	8.9	23	195	2.4	13	546	6.3	19
2010	291	5.2	23	951	11.5	12	808	9.4	21
2011	198	3.5	26	722	8.7	14	1,013	11.7	18
2012	584	10.4	23	995	12.0	12	1,408	16.3	24
2013	344	6.1	25	754	9.1	12	854	9.9	30
2014	1,194	21.2	26	366	4.4	11	585	6.8	24
2015 & beyond	1,892	33.8	43	3,553	42.9	18	1,963	22.8	27
Parking	970	—	—	838	—	—	2,139	—	—

	6,589	100.0		9,118	100.0		10,763	100.0

Average market net rent			$35			$24			$25

Average market gross rent			$55			$36			$39

(1) Net rent at expiration of lease

	Toronto			Calgary			Ottawa
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	210	2.4		5	0.1		6	0.3
Remainder 2008	58	0.7	$27	104	1.8	$18	43	2.5	$12
2009	529	6.0	19	223	3.9	22	38	2.2	16
2010	681	7.7	28	350	6.2	26	3	0.2	36
2011	569	6.4	28	1,363	24.0	20	4	0.2	—
2012	948	10.7	26	480	8.4	30	6	0.3	30
2013	1,483	16.8	29	1,382	24.3	29	1,098	62.7	19
2014	180	2.0	29	99	1.7	39	9	0.5	24
2015 & beyond	4,166	47.3	29	1,675	29.6	30	543	31.1	14
Parking	1,519	—	—	1,023	—	—	1,030	—	—

	10,343	100.0		6,704	100.0		2,780	100.0

Average market net rent			$26			$39			$21

Average market gross rent			$51			$56			$36

(1) Net rent at expiration of lease

	Denver			Minneapolis			Other
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	24	1.8		186	7.4		19	1.5
Remainder 2008	26	2.0	$15	18	0.7	$12	9	0.7	$15
2009	23	1.7	23	204	8.1	5	46	3.7	13
2010	108	8.2	22	54	2.1	11	190	15.2	14
2011	98	7.4	20	48	1.9	15	151	12.1	16
2012	87	6.6	19	179	7.1	16	102	8.1	16
2013	145	11.0	23	672	26.6	10	104	8.3	20
2014	135	10.2	17	153	6.0	15	29	2.3	14
2015 & beyond	678	51.1	22	1,016	40.1	13	603	48.1	14
Parking	503	—	—	521	—	—	385	—	—

	1,827	100.0		3,051	100.0		1,638	100.0

Average market net rent			$22			$16			$26

Average market gross rent			$33			$28			$42

(1)	Net rent at expiration of lease

Brookfield Properties Corporation	9

COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 17 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have five projects under development and one project under redevelopment as outlined on page 16 of this MD&A.
The following table summarizes our commercial development projects at June 30, 2008:

							Other
			Number	Owned			Share-	Net
			of	Interest		Owned	holders’	Owned
(Square feet in 000’s) Region		Description	Sites	%	Total	Interest(1)	Interest	Interest

Direct
Ninth Avenue	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	—	5,400
77 K Street	Washington	Adjacent to Union Station	1	50%	327	164	(4)	160
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	65%	800	520	(57)	463
Bankers Court	Calgary	East and West Parkades adjacent to Bankers Hall	1	50%	500	250	(28)	222
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
425 15th Street	Denver	One block from Republic Plaza	1	100%	833	833	—	833
Tremont Garage	Denver	One block from Republic Plaza	1	100%	500	500	—	500

			8		12,160	11,467	(507)	10,960
U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	1,000	1,000	(548)	452
Waterview	Washington	At the foot of the Key Bridge in Rosslyn, Virginia	1	25%	300	75	(41)	34
1500 Smith Street	Houston	Adjacent to Four Allen Center	1	100%	500	500	(274)	226
Allen Center Garage	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	500	500	(274)	226
Five Allen Center	Houston	Adjacent to the Allen Center	1	100%	1,200	1,200	(656)	544

			5		3,500	3,275	(1,793)	1,482
Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577	144	(16)	128

			1		577	144	(16)	128

			14		16,237	14,886	(2,316)	12,570
Redevelopment
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269	269	(147)	122

Total development and redevelopment			15		16,506	15,155	(2,463)	12,692

(1)	Represents the company’s consolidated interest before non-controlling interests
Residential Development
Through our residential development business segment, we develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. These units also build and sell homes. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.

10	Q2/2008 Interim Report

The following table summarizes our residential land development at June 30, 2008:

	Under Development		Housing Inventory		Held for Development
	Number of	Book	Number of	Book	Number of	Book
($ in Millions)	Lots/Acres	Value	Units	Value	Acres	Value

Single Family (Lots)
Alberta	3,378	$299	161	$15	6,255	$462
Ontario	343	16	415	53	2,174	64
Colorado	972	62	—	—	2,319	113
Texas	106	5	—	—	3,672	94
Missouri	98	4	—	—	221	19

Total Single Family (Lots)	4,897	$386	576	$68	14,641	$752
Total Single Family (Acre Equivalent)(1)	825

Multi-Family and Commercial (Acres)
Alberta	146	$47	240	$28	—	$—
Colorado	10	1	—	—	—	—
Texas	1	1	—	—	—	—

Total Multi-Family and Commercial (Acres)	157	$49	240	$28	—	$—

Total Book Value Land Under Development		$435	816	$96	14,641	$752

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Brookfield Properties Corporation	11

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP’), net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 29 and a full reconciliation from net income to funds from operations on page 29 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP in Canada or the United States and should not be considered an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of new property acquisitions that fit into our strategic plan;

•	The availability of equity capital at a reasonable cost; and

•	The availability of debt capital at a cost and on terms conducive to our goals.

12	Q2/2008 Interim Report

PART II – FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $20.4 billion at June 30, 2008, a decrease of $0.1 billion from December 31, 2007. The decrease in total assets is primarily attributable to a decrease in commercial properties and commercial developments, as well as the weakening of the Canadian dollar. The following is a summary of our assets:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Commercial properties	$15,577	$15,889
Commercial developments	1,161	1,172
Residential developments	1.283	1,228
Receivables and other	946	1,056
Intangible assets	725	759
Restricted cash and deposits	119	151
Cash and cash equivalents	187	214
Assets related to discontinued operations(1)	364	4

Total	$20,362	$20,473

(1)	Includes $352 million of commercial properties and $12 million of other assets related to discontinued operations at June 30, 2008 (December 31, 2007 — $3 million and $1 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $15.6 billion as at June 30, 2008 compared to $15.9 billion at December 31, 2007. The decrease is attributable to the reclassification of Canada Trust Tower in Toronto and a portion of RBC Plaza in Minneapolis to discontinued operations as well as the impact of foreign exchange fluctuations on our Canadian dollar-denominated assets offset by the reclassification of Four Allen Center in Houston from commercial developments to commercial properties during the first quarter of 2008. The consolidated carrying value of our North American commercial properties is approximately $261 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Jun. 30, 2008		Dec. 31, 2007
	Total Area	Owned Interest	Book Value	Book Value	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’ s Sq. Ft.)(1)	(Millions)	per Sq. Ft.	(Millions)	per Sq. Ft.

Midtown, New York, New York	6,563	4,177	$2,154	$516	$2,160	$533
Downtown, New York, New York	14,000	13,044	4,201	322	4,250	346
Boston, Massachusetts	2,266	2,266	831	367	854	395
Washington, D.C.	6,589	6,410	1,810	282	1,822	288
Houston, Texas	9,118	8,467	1,296	153	1,076	149
Los Angeles, California	10,763	10,529	2,615	248	2,637	253
Toronto, Ontario	9,008	5,460	1,358	249	1,637	265
Calgary, Alberta	6,704	3,259	505	155	523	160
Ottawa, Ontario	2,780	695	99	142	102	147
Denver, Colorado	1,827	1,827	277	152	280	156
Minneapolis, Minnesota	2,400	2,400	295	123	422	140
Other	1,638	1,105	136	123	126	114

Continuing operations	73,656	59,639	15,577	261	15,889	272
Discontinued operations	1,986	1,368	352	257	3	58

Total	75,642	61,007	$15,929	$261	$15,892	$271

(1)	Represents the company’s consolidated interest before non-controlling interests

Brookfield Properties Corporation	13

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements to leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures during the three and six months ended June 30, 2008 totaled $17 million and $35 million, respectively, compared with $34 million and $74 million during the same periods in 2007. The decrease was due to the leasing commissions and improvements incurred as a result of a higher level of leasing activity in 2007, offset by an increase in total leasable area as compared to the same period in 2007 due to the acquisition of 1201 Louisiana in Houston as well as the purchase of the remaining interest in 53 and 75 State Street in Boston during the second quarter of 2007.
Tenant installation costs are summarized as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Leasing commissions	$4	$9	$9	$16
Tenant improvements	13	25	26	58

Total	$17	$34	$35	$74

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and six months ended June 30, 2008 totaled $19 million and $31 million, respectively, compared with $9 million and $15 million during the same periods in 2007. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. The increase in capital expenditures is due primarily to increased capital projects within the U.S. Office Fund. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. For the three and six months ended June 30, 2008, $6 million and $9 million of our total capital expenditures is recoverable which compares with $3 million and $5 million during the same time periods in 2007.
ASSETS RELATED TO DISCONTINUED OPERATIONS
In the second quarter of 2008, two properties met the criteria for being classified as discontinued operations: Canada Trust Tower in Toronto and one of the RBC Plaza buildings in Minneapolis. We have reclassified $364 million of assets and $313 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with these properties as at June 30, 2008.
During the second quarter of 2008, we entered into an agreement to sell our 50% interest in the Canada Trust Tower property in Toronto to our co-owner for C$425 million. The transaction closed on July 24, 2008 and we received net proceeds of C$191 million. The resulting gain on the sale, which will be net of both taxes and a break fee associated with the C$198 million of debt financing put in place in the fourth quarter of 2007, will be recognized in the third quarter.
As at December 31, 2007, one property met the criteria for being classified as discontinued operations: Acres House in Niagara Falls. We reclassified $4 million of assets and $3 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with this property as at December 31, 2007. This property was sold during the second quarter of 2008.
COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of this development land and infrastructure was $1,161 million at June 30, 2008, a decrease of $11 million from $1,172 million at December 31, 2007. The decrease is primarily attributable to the reclassification of Four Allen Center to commercial properties, offset by active construction at a number of development sites. A portion of Four Allen Center in Houston, which is 100% leased to Chevron, became operational during the first quarter of 2008. This property is expected to be 100% operational in the third quarter of 2008.

14	Q2/2008 Interim Report

The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction	Book Value	Book Value
(Millions)	Sq. Ft. (000’s)	(000’s)	Jun. 30, 2008	Dec. 31, 2007

Active developments
Bay Adelaide Centre, Toronto	2,600	1,160	$518	$416
Reston Crescent, Washington, D.C.	1,000	185	64	56
Waterview, Washington, D.C.	300	300	30	27
77 K Street, Washington, D.C.	327	327	41	34
Bankers Court, Calgary	500	265	32	22

	4,727	2,237	685	555
Planning
Ninth Avenue, New York	5,400		232	207
Herald Site, Calgary	1,200		53	53
Others			70	52
1500 Smith Street, Houston	500
Five Allen Center, Houston	1,200
Allen Center Garage, Houston	500
425 15th Street, Denver	833
Tremont Garage, Denver	500
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	577

Total developments	16,237	2,237	1,040	867
Redevelopment
1225 Connecticut Avenue, Washington, D.C.	269	269	121	107
Reclassified to commercial
Four Allen Center, Houston(1)				198

Total developments and redevelopments	16,506	2,506	$1,161	$1,172

(1)	During the first quarter of 2008, this property was reclassified to commercial properties
Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 17 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following is a summary of the development activity currently taking place:
•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and construction is actively underway. Phase I represents 1.2 million square feet of a three-phase project that is expected to total 2.6 million square feet and be completed in 2009. Due to the continuous construction on Phase I, the book value of this site has increased by $102 million since December 31, 2007.

•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is substantially complete on Two Reston Crescent, a 185,000 square foot building. As a result of construction progress to date, the book value of this project has increased by $8 million since December 31, 2007. The building is expected to be operational in the second half of 2008.

•	Construction on Bankers Court in Calgary, a 500,000 square foot, two-building project, commenced in the third quarter of 2006. Active development of the first building, totaling 265,000 square feet, is taking place and is expected to be complete by the first quarter of 2009. The building is 100% leased. As a result of the continuous development, the book value of this site has increased by $10 million since December 31, 2007.

•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. Completion is expected by the end of 2008. As a result of active construction, the book value of this site has increased by $7 million since December 31, 2007.

•	1225 Connecticut Avenue in Washington, D.C. is a property that was acquired as part of the Trizec portfolio. The property is currently undergoing a full redevelopment of its 269,000 square feet, which is expected to be completed in the fourth quarter of 2008. This site was reclassified as a redevelopment site in the third quarter of 2007. The book value increased to $121 million at June 30, 2008 from $107 million at December 31, 2007 as a result of the ongoing development.

Brookfield Properties Corporation	15

•	Waterview, a development site in Washington, D.C. acquired with the Trizec portfolio, was under construction prior to the acquisition. During the second quarter of 2007, we sold the 630,000 square foot office portion of this development site. The remaining 300,000 square foot building is substantially complete and expected to be operational in the second half of 2008. This site is our only hotel/residential asset. The book value of this site has increased by $3 million to $30 million at June 30, 2008.
Expenditures for development and redevelopment of commercial properties totaled $98 million and $186 million in the three and six months ended June 30, 2008, respectively, compared with $56 million and $131 million during the same periods in 2007.
The details of development and redevelopment expenditures are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Construction costs	$83	$43	$154	$69
Interest capitalized	15	13	31	23
Tenant improvements	—	—	—	39
Property taxes and other	—	—	1	—

Total	$98	$56	$186	$131

Further details on our active developments as at June 30, 2008 are as follows:

	Square Feet
	Currently		Owned Interest(1)
	Under	Expected			Estimated	Total		Estimated
	Construction	Date of	%	Investment	Total	Construction	Amount	NOI at
(Millions)	(000’s)	Completion	Pre-leased	to Date	Investment	Loan	Drawn	Stabilization

Active developments
Bay Adelaide Centre, Toronto	1,160	Q3 2009	65%	$354	$529	$411	$176	$38
Reston Crescent, Washington, D.C.	185	Complete(3)	—	44	64	—	—	4
77 K Street, Washington, D.C.	327	Q3 2008	—	41	64	52	26	5
Bankers Court, Calgary	265	Q1 2009	100%	32	54	49	19	5

Subtotal office developments	1,937			$471	$711	$512	$221	$52
Waterview, Washington, D.C.(2)	300	Complete(3)	—	30	34	20	17	2

Total	2,237			$501	$745	$532	$238	$54

Redevelopments
1225 Connecticut, Washington, D.C.	269	Q4 2008	8%	114	167	—	—	12

Total	269			$114	$167	$—	$—	$12

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Estimated value of hotel and condominium upon completion is $45 million

(3)	Substantially complete as at June 30, 2008 and expected to become operational during the second half of 2008
RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at June 30, 2008 was $1,283 million, compared with $1,228 million at the end of 2007. The increase was attributable to additional land acquisitions and increased work in progress.
The details of our residential development property portfolio are as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Land under development	$435	$431
Housing inventory	96	85
Land held for development	752	712

Total	$1,283	$1,228

16	Q2/2008 Interim Report

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots/Acres		Book Value (Millions)
Under development	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007

Single Family (Lots)
Alberta	3,378	3,725	$299	$314
Ontario	343	330	16	24
Colorado	972	858	62	42
Texas	106	106	5	4
Missouri	98	88	4	2

Total Single Family (Lots)	4,897	5,107	$386	$386

Total Single Family (Acre Equivalent)(1)	825	843

Multi-Family and Commercial (Acres)
Alberta	146	136	$47	$44
Colorado	10	25	1	1
Texas	1	—	1	—

Total Multi-Family and Commercial (Acres)	157	161	$49	$45

Total Book Value Land Under Development			$435	$431

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Number of Units		Book Value (Millions)
Housing Inventory	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007

Single Family
Alberta	161	224	$15	$28
Ontario	415	239	53	28

	576	463	68	56

Multi-Family
Alberta	240	174	28	29

Total	816	637	$96	$85

	Number of Acres		Book Value (Millions)
Held for Development	Jun. 30, 2008	Dec. 31, 2007	Jun. 30, 2008	Dec. 31, 2007

Alberta	6,255	5,955	$462	$424
Ontario	2,174	2,184	64	64
Colorado	2,319	2,167	113	122
Texas	3,672	3,328	94	84
Missouri	221	226	19	18

Total	14,641	13,860	$752	$712

RECEIVABLES AND OTHER ASSETS
Receivables and other assets decreased to $946 million at June 30, 2008 from $1,056 million at December 31, 2007 primarily due to a reduction in our residential receivables. In addition, there was a decrease in our loans receivable balance related to the repayment of a loan in connection with the acquisition of O&Y properties which occurred in 2005.
The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Accounts receivable	$145	$135
Straight-line rent and free rent receivables	399	378
Real estate mortgages and loans receivable	21	63
Residential receivables and other assets	247	292
Prepaid expenses and other assets	134	188

Total	$946	$1,056

Brookfield Properties Corporation	17

INTANGIBLE ASSETS
We have allocated $725 million at June 30, 2008 (December 31, 2007 — $759 million) to lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related amortization, in connection with acquisitions of individual commercial properties and portfolios, including the recent acquisitions in Boston and Houston as well as the Trizec acquisition, the O&Y acquisition and the 2006 acquisitions in the greater Washington, D.C. area.
The components of intangible assets are as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Intangible assets
Lease origination costs	$405	$377
Tenant relationships	518	501
Above-market leases and below-market ground leases	68	82

	$991	$960
Less accumulated amortization
Lease originations costs	(151)	(124)
Tenant relationships	(97)	(62)
Above-market leases and below-market ground leases	(18)	(15)

Total net	$725	$759

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $119 million at June 30, 2008 from $151 million at December 31, 2007. The decrease is a result of the payment of tax escrows related to certain of our properties during the first quarter of 2008.
CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.
As at June 30, 2008, cash balances decreased to $187 million from $214 million at December 31, 2007 principally as a result of the cash utilized in our active development and redevelopment activities.

18	Q2/2008 Interim Report

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $20.4 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity at June 30, 2008 and December 31, 2007 are as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Liabilities
Commercial property debt	$11,963	$12,125
Accounts payable and other liabilities	1,222	1,357
Intangible liabilities	792	834
Future income tax liability	625	600
Liabilities related to discontinued operations(1)	313	3
Capital securities — corporate	1,033	1,053
Capital securities — fund subsidiaries	766	762
Non-controlling interests — fund subsidiaries	196	193
Non-controlling interests — other subsidiaries	65	86
Preferred equity — subsidiaries	374	382
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	2,968	3,033

Total	$20,362	$20,473

(1)	Includes $302 of commercial property debt and $11 million of other liabilities related to discontinued operations at June 30, 2008 (December 31, 2007 — nil and $3 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $12.0 billion at June 30, 2008, compared with $12.1 billion at December 31, 2007. The decrease is primarily attributable to the reclassification of the debt associated with Canada Trust Tower in Toronto and RBC Plaza in Minneapolis to discontinued operations as well as principal amortization. These decreases were partially offset by new property debt on 2 Queen Street East in Toronto, Altius Centre in Calgary, and Canadian Western Bank in Edmonton, as well as additional advances on our corporate revolver and construction loans for Bay Adelaide Centre in Toronto, Bankers Court in Calgary, and 77 K Street in Washington, D.C. Commercial property debt at June 30, 2008 had a weighted average interest rate of 5.59% (December 31, 2007 — 6.65%). The decrease is largely attributable to the reduction in LIBOR during the first and second quarter as $3.7 billion of our floating rate date within the U.S. Office Fund is based on LIBOR. Almost all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At June 30, 2008, the average term to maturity of our commercial property debt was six years, compared to our average lease term of about seven years.
During the second quarter of 2008, we financed, refinanced or extended $695 million of commercial property debt. On a year-to-date basis, we have financed, refinanced or extended $967 million. The details are as follows:

					Balance at
(Millions)		Interest Rate %	Maturity Date	Mortgage/Loan	Jun. 30, 2008(1)

First Quarter
Bethesda Crescent	Extended	7.07%	September 2008	33	33
2000 L Street	Extended	6.26%	March 2009	56	56
Silver Springs Metro Plaza /
2401 Pennsylvania Avenue /
1250 Connecticut Avenue	Financed	LIBOR + 240bps	June 2009	160	158
105 Adelaide	Refinanced	5.77%	February 2013	23	22
Second Quarter
Royal Centre	Refinanced	4.96%	May 2012	122	119
5670 Wilshire	Refinanced	LIBOR + 205bps	May 2013	57	57
Hudson Bay Centre	Refinanced	5.20%	May 2013	110	106
75 State Street	Refinanced	LIBOR + 300bps	June 2013	300	296
Canadian Western Bank /
2 Queen Street East /
Altius Centre	Financed	5.64%	December 2017	106	62

Total				$967	$909

(1)	Excludes transaction costs

Brookfield Properties Corporation	19

We have $800 million of committed corporate credit facilities consisting of a $500 million bank credit facility and a $300 million line from Brookfield Asset Management Inc. (“BAM”), our parent company. At June 30, 2008, the balance drawn on these facilities, which are in the form of three-year revolving facilities, was $351 million and nil, respectively (balances at December 31, 2007 were $251 million and nil, respectively). At the time of the Trizec acquisition, we financed a new $600 million term loan facility at a rate of LIBOR + 150 basis points. The outstanding balance at June 30, 2008 on this facility was $150 million (December 31, 2007 — $150 million) and it matures on September 30, 2008 after considering two six-month extension options.
As at June 30, 2008, we had approximately $15 million (December 31, 2007 — $15 million) of indebtedness outstanding to BAM and its affiliates, after taking into consideration C$200 million Class AAA Series E capital securities which BAM owns and which are offset against an equivalent amount on deposit with BAM. Interest expense related to this indebtedness, totaled $1 million and $1 million for the three and six months ended June 30, 2008, respectively, compared to $4 million and $8 million for the same periods in 2007.

20	Q2/2008 Interim Report

The details of commercial property debt at June 30, 2008 are as follows:

($ in millions)	Location	Interest Rate %	Maturity Date	Jun. 30, 2008(1,2)	Mortgage Details

Direct
22 Front Street	Toronto	11.88	July 2008	$6	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.42	December 2008	118	Non-recourse, fixed rate
RBC Plaza(4)	Minneapolis	3.96	June 2009	79	Non-recourse, floating rate
Bankers Court(3)	Calgary	4.65	October 2009	19	Non-recourse, floating rate
West 31st Street(3)	New York	3.86	December 2009	105	Partial-recourse, floating rate
RBC Plaza(4)	Minneapolis	6.00	December 2009	29	Non-recourse, fixed rate
77 K Street(3)	Washington, D.C.	4.23	April 2010	26	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February 2011	228	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March 2011	34	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August 2011	71	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September 2011	101	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November 2011	75	Non-recourse, fixed rate
300 Madison Avenue	New York	4.51	April 2012	67	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April 2012	60	Non-recourse, fixed rate
Royal Centre	Vancouver	4.96	May 2012	119	Non-recourse, floating rate
Bay Adelaide Centre(3)	Toronto	4.50	July 2012	176	Non-recourse, floating rate
HSBC Building	Toronto	8.19	October 2012	22	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February 2013	22	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April 2013	332	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	5.20	May 2013	106	Non-recourse, floating rate
75 State Street	Boston	5.50	June 2013	296	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	September 2013	421	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September 2013	250	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October 2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October 2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November 2013	168	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April 2014	162	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	September 2014	124	Non-recourse, fixed rate
Two World Financial Center	New York	11.02	September 2014	105	Non-recourse, floating rate
53 State Street	Boston	5.96	August 2016	279	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66	October 2016	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February 2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September 2017	837	Non-recourse, fixed rate
TD Canada Trust Tower(4)	Toronto	5.87	December 2017	194	Non-recourse, fixed rate
West 33rd Street(3)	New York	5.90	April 2018	122	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	May 2028	93	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December 2028	153	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April 2032	400	Non-recourse, fixed rate

Total Direct		6.22		$5,856

U.S. Office Fund
Bethesda Crescent	Washington, D.C.	7.07	September 2008	$33	Non-recourse, fixed rate
Two Ballston Plaza	Washington, D.C.	6.91	December 2008	25	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	6.26	March 2009	56	Non-recourse, fixed rate
Silver Springs Metro Plaza /
2401 Pennsylvania Avenue /
1250 Connecticut Avenue	Washington, D.C.	5.15	June 2009	158	Non-recourse, floating rate
Waterview(3)	Washington, D.C.	4.38	August 2009	17	Non-recourse, floating rate
1460 Broadway	New York	5.11	November 2012	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	4.51	May 2013	57	Non-recourse, floating rate
Four Allen Center	Houston	5.77	October 2013	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February 2014	112	Non-recourse, fixed rate
Grace Building	New York	5.54	July 2014	192	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July 2014	110	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September 2014	233	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December 2014	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February 2016	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March 2016	397	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April 2016	21	Non-recourse, fixed rate
U.S. Fund Corporate and other debt
CMBS Pool debt	—	6.85	May 2011	307	Non-recourse, fixed rate
Mezzanine debt	—	5.02	October 2011	3,087	Non-recourse, floating rate
CMBS Pool debt	—	3.27	October 2011	594	Non-recourse, floating rate

Total U.S. Office Fund		5.07		$5,746

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $46 million of transaction costs

(3)	Development debt

(4)	Commercial property debt of $302 million relates to discontinued operations

Brookfield Properties Corporation	21

($ in millions)	Location	Interest Rate %	Maturity Date	Jun. 30, 2008(1,2)	Mortgage Details

Canadian Office Fund
Enbridge Tower	Edmonton	6.72	June 2009	$2	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	November 2009	6	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December 2009	63	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June 2012	11	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January 2014	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December 2017	28	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December 2017	20	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December 2017	14	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January 2024	17	Non-recourse, fixed rate

Total Canadian Office Fund		6.82		$162

Corporate
Term Facility	—	3.66	September 2008	$150	Recourse, floating rate
Corporate Revolver	—	3.96	June 2009	351	Recourse, floating rate

Total Corporate				$501

Total Commercial Property Debt		5.59		$12,265

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $46 million of transaction costs
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Jun. 30, 2008

Remainder 2008	$80	$332	$412	5.83%
2009	171	884	1,055	4.86%
2010	187	26	213	6.18%
2011	196	4,478	4,674	5.02%
2012	203	393	596	5.70%
2013 and thereafter	675	4,640	5,315	6.06%

Total commercial property debt	$1,512	$10,753	$12,265	5.59%

(1)	Includes $302 million of commercial property debt related to discontinued operations at June 30, 2008 (December 31, 2007 — nil)
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

		Payments Due By Period
(Millions)	Total	Less than 1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$12,265	$412	$1,268	$5,270	$5,315
Residential development debt	482	134	340	8	—
Capital securities — corporate	1,033	—	194	—	839
Capital securities — fund subsidiaries(2)	257	—	—	—	257
Interest expense(3)
Commercial property debt	3,293	604	852	675	1,162
Capital securities — corporate	364	56	113	92	103
Capital securities — fund subsidiaries(2)	149	14	56	56	23
Minimum rental payments — ground leases(4)	3,241	14	56	56	3,115

(1)	Net of transaction costs

(2)	Excludes redeemable equity interests

(3)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(4)	Represents payments on properties situated on land held under leases or other agreements
Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in our financial statements except for our investment in Brookfield LePage Johnson Controls and a 25% investment in Oakridges, a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 22 to our consolidated financial statements.

22	Q2/2008 Interim Report

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,222 million at June 30, 2008, compared with $1,357 million at December 31, 2007. Accounts payable and accrued liabilities decreased to $506 million from $613 million at December 31, 2007 primarily due to the settlement of a interest rate swap which we entered into during 2007 to hedge the interest rate risk associated with the anticipated issuance of $350 million of fixed rate debt. As a result of the settlement of this swap, accounts payable decreased approximately $33 million. In addition, there was a reduction in our residential payables due to the slowing activity in that market as well as a decrease in land development debt. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 4.96% at June 30, 2008 (December 31, 2007 — 6.17%).
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Accounts payable and accrued liabilities	$506	$613
Straight-line rent payable	65	59
Residential payables and accrued liabilities	169	184
Land development debt	482	501

Total	$1,222	$1,357

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground lease obligations assumed on acquisitions, net of related accumulated amortization.
The components of intangible liabilities are as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Intangible liabilities
Below-market leases	$1,010	$971
Above-market ground lease obligations	47	58

	1,057	1,029
Less accumulated depreciation
Below-market leases	(258)	(189)
Above-market ground lease obligations	(7)	(6)

Total net	$792	$834

FUTURE INCOME TAXES
At June 30, 2008, we had a net future income tax liability of $625 million broken out as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Future income tax liabilities related to difference in tax and book basis, net	$(933)	$(944)
Future income tax assets related to non-capital losses and capital losses	308	344

Total net	$(625)	$(600)

Together with our Canadian subsidiaries, we have future income tax assets of $111 million (December 31, 2007 — $117 million) that relate to non-capital losses which expire over the next 20 years and $103 million (December 31, 2007 — $106 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have future income tax assets of $94 million (December 31, 2007 — $121 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $390 million (December 31, 2007 — $395 million) which also expire over the next 10 years.

Brookfield Properties Corporation	23

CAPITAL SECURITIES — CORPORATE
Financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2008(1)	Dec. 31, 2007(1)

Class AAA Series F	8,000,000	6.00%	$195	$199
Class AAA Series G	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	5.75%	194	199
Class AAA Series I	8,000,000	5.20%	194	199
Class AAA Series J	8,000,000	5.00%	195	198
Class AAA Series K	6,000,000	5.20%	146	149

Total			$1,033	$1,053

(1)	Net of transaction costs of $7 million and $7 million at June 30, 2008 and December 31, 2007, respectively
For redemption dates, refer to Note 16 of our 2007 consolidated financial statements in our Annual Report
CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our U.S. Office Fund are as follows:

(Millions)	Jun. 30, 2008	Dec. 31, 2007

Debt securities	$257	$257
Redeemable equity interests	509	505

Total	$766	$762

Debt securities consist of partner contributions to the U.S. Office Fund by way of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%. Redeemable equity interests include $444 million representing the equity interest in the U.S. Office Fund held by our joint venture partner, The Blackstone Group (“Blackstone”). The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At June 30, 2008, non-controlling interests — fund subsidiaries was $196 million (December 31, 2007 - $193 million), which represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Jun. 30, 2008	Dec. 31, 2007

Common shares of BPO Properties	10.8%	$52	$73
Limited partnership units of Brookfield Financial Properties	0.6%	13	13

Total		$65	$86

Non-controlling interests in BPO Properties decreased to $52 million at June 30, 2008 from $73 million at December 31, 2007 primarily due to a special dividend paid in the second quarter as well as the impact of foreign exchange.

24	Q2/2008 Interim Report

PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $374 million of preferred equity outstanding at June 30, 2008 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Jun. 30, 2008	Dec. 31, 2007

	1,805,489	Series G	70% of bank prime	$44	$45
	3,816,527	Series J	70% of bank prime	93	96
	300	Series K	30-day BA + 0.4%	147	150
	2,847,711	Series M	70% of bank prime	70	71
	800,000	Series N	30-day BA + 0.4%	20	20

Total				$374	$382

For details regarding the terms on our preferred shares, refer to our most recent Annual Information Form
During the first three and six months ended June 30, 2008, dividends of $4 million and $8 million, respectively, were paid on preferred shares issued by BPO Properties, compared with $2 million and $5 million during the same period in 2007.
PREFERRED EQUITY — CORPORATE
At June 30, 2008 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2008	Dec. 31, 2007

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our most recent Annual Information Form
During the three and six months ended June 30, 2008, we paid preferred dividends of nil and $1 million, respectively, consistent with the same periods in 2007.
COMMON EQUITY
As at June 30, 2008, we had 392,470,071 issued and outstanding common shares. On a diluted basis, we had 402,305,257 common shares outstanding, calculated as follows:

	Jun. 30, 2008	Dec. 31, 2007

Common shares outstanding	392,470,071	392,805,608
Unexercised options	9,835,186	8,256,994

Common shares outstanding — diluted(1)	402,305,257	401,062,602

Common shares repurchased	800,000	4,513,720

(1)	Includes all potential common shares at June 30, 2008 and December 31, 2007
During the second quarter of 2008, we repurchased 500,000 shares at an average price of $18.60 per share. Since the inception of the normal course issuer bid in 1999, we have repurchased approximately 37 million shares at an average price of $11.75 per share on a post-split adjusted basis.
At June 30, 2008, the book value of our common equity was $3.0 billion, compared with a market equity capitalization of approximately $7.0 billion, calculated as total common shares outstanding multiplied by $17.79, the closing price per common share on the New York Stock Exchange on June 30, 2008.

Brookfield Properties Corporation	25

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:
•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund capital expenditures, including tenant improvements;

•	fund current development costs not covered under construction loans;

•	invest in the establishment of new funds;

•	repurchase our stock; and

•	possibly fund new property acquisitions
We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancings, including upward refinancings, of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status as a corporation and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue along with proceeds from financing activities will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in these factors may adversely affect our net cashflows.
Our principal liquidity needs for periods beyond the next twelve months are for development costs, potential property acquisitions, scheduled debt maturities and non-recurring capital expenditures. We plan to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	investment in new funds;

•	proceeds from sales of assets; and

•	our credit facilities and refinancing opportunities
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of up to 70%. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

26	Q2/2008 Interim Report

OPERATING RESULTS
NET INCOME
Our net income for the three and six months ended June 30, 2008 was $45 million ($0.11 per diluted share) and $68 million ($0.17 per diluted share), respectively, compared to $79 million ($0.20 per diluted share) and $132 million ($0.33 per diluted share) during the same periods in 2007. The net decrease quarter over quarter is largely a result of
•	a decrease in residential development operations of $37 million ($0.09 per diluted share) due to an increase in both labor and material costs in Alberta in addition to reduced lot and home sales;

•	an increase in general and administrative expenses of $6 million ($0.02 per diluted share) as a result of a gain of $4 million in the prior period resulting from a drop in our share price in relation to our Deferred Share Unit plan, which was not hedged at the time;

•	a reduction of $29 million ($0.07 per diluted share) in losses absorbed by co-investors in the U.S. Office Fund as a result of increased earnings within the Fund;

•	an increase in depreciation and amortization of $2 million ($0.01 per diluted share) primarily as a result of a full quarter of depreciation on 1201 Louisiana Street in Houston which was purchased during the second quarter of 2007 as well as the purchase of the remaining interest in 53 and 75 State Street in Boston subsequent to the first quarter of 2007 and depreciation on Four Allen Center in Houston, of which a portion became operational in 2008; and

•	a decrease in discontinued operations of $21 million ($0.05 per diluted share) due to income attributable to discontinued operations of $3 million during the current quarter end and $24 million during the same period in 2007 as a result of gains on the sale of three properties; offset by;
o	$28 million of growth ($0.07 per diluted share) from commercial property operating income, primarily as a result of the acquisition of 1201 Louisiana Street in Houston, and the purchase of the remaining interest in 53 and 75 State Street in Boston during 2007 as well as the reclassification of Four Allen Center in Houston to an operational property;

o	an increase in interest and other income of $6 million ($0.02 per diluted share) due to a $7 million asbestos recovery settlement in our favor related to One Liberty Plaza;

o	a decrease in interest expense of $16 million ($0.04 per diluted share) as a result of reduced LIBOR rates on our floating rate debt as well as a $4 million gain received in the current quarter as a result of the settlement of a swap offset by the impact of refinancings completed subsequent to the second quarter of 2007;

o	a decrease in transaction costs of $3 million ($0.01 per diluted share) which related to the Trizec acquisition; and

o	a decrease in future income tax expense of $7 million ($0.02 per diluted share).

Brookfield Properties Corporation	27

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007(1)	2008	2007(1)

Total revenue	$719	$706	$1,374	$1,330
Net operating income
Commercial property operations	345	317	688	624
Residential development operations	35	72	53	114
Interest and other income	16	10	26	19

	396	399	767	757

Expenses
Interest
Commercial property debt	153	169	317	338
Capital securities — corporate	15	16	30	31
Capital securities — fund subsidiaries	(4)	(5)	(12)	(14)
General and administrative	30	24	59	53
Transaction costs	—	3	—	7
Non-controlling interests
Fund subsidiaries	(3)	(31)	(5)	(41)
Other subsidiaries	6	6	12	10
Depreciation and amortization	136	134	273	257
Future income taxes	21	28	30	46

Net income from continuing operations	42	55	63	70
Discontinued operations(1)	3	24	5	62

Net income	$45	$79	$68	$132

Net income per share — diluted
Continuing operations	$0.11	$0.15	$0.16	$0.18
Discontinued operations	—	0.05	0.01	0.15

	$0.11	$0.20	$0.17	$0.33

Funds from operations per share — diluted
Continuing operations	$0.39	$0.41	$0.70	$0.72
Discontinued operations	0.01	0.01	0.02	0.02
Property disposition gains	—	0.06	—	0.17

	$0.40	$0.48	$0.72	$0.91

(1)	Refer to page 36 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2008	2007	2008	2007

Net income	$45	$79	$68	$132
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$45	$79	$67	$131

Weighted average shares outstanding — basic	392.9	397.0	393.0	397.0
Net income per share — basic	$0.11	$0.20	$0.17	$0.33

Weighted average shares outstanding — diluted	394.6	400.5	394.6	400.7
Net income per share — diluted	$0.11	$0.20	$0.17	$0.33

Weighted average shares outstanding — basic	392.9	397.0	393.0	397.0
Unexercised options	1.7	3.5	1.6	3.7

Weighted average shares outstanding — diluted	$394.6	$400.5	$394.6	$400.7

28	Q2/2008 Interim Report

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Net income	$45	$79	$68	$132
Add (deduct) non-cash and extraordinary items:
Depreciation and amortization	136	134	273	257
Income taxes	21	28	30	46
Transaction costs	—	3	—	7
Discontinued operations(1)	1	(18)	2	(49)
Non-controlling interests in above items(2)	(46)	(59)	(90)	(97)

Funds from operations	$157	$167	$283	$296

(1)	Represents depreciation and amortization, income taxes and disposition gains related to discontinued operations

(2)	Includes non-cash component of capital securities – fund subsidiaries of $23 million and $45 million for the three and six months ended June 30, 2008 (2007 – $21 million and $43 million, respectively)
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2008	2007	2008	2007

Funds from operations	$157	$167	$283	$296
Preferred share dividends	—	—	(1)	(1)

	$157	$167	$282	$295

Funds from operations per share — diluted	$0.40	$0.42	$0.72	$0.74

REVENUE
The components of revenue are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Commercial property revenue
Revenue from continuing operations	$558	$508	$1,111	$1,000
Recurring fee income	13	10	23	18
Lease termination, non-recurring fee and other income	—	—	—	4

Total commercial property revenue	571	518	1,134	1,022
Revenue from residential development operations	132	178	214	289

Revenue from commercial property and residential development operations	703	696	1,348	1,311
Interest and other	16	10	26	19

Total	$719	$706	$1,374	$1,330

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $345 million and $688 million in the three and six months ended June 30, 2008, respectively, compared with $317 million and $624 million during the same periods in 2007.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Commercial Property Revenue
Revenue from current properties	$513	$461	$1,020	$905
Straight-line rental income	10	12	19	27
Intangible amortization	35	35	72	68

Revenue from continuing operations	558	508	1,111	1,000
Recurring fee income	13	10	23	18
Non-recurring fee and other income	—	—	—	4

Total commercial property revenue	571	518	1,134	1,022
Property operating costs	(226)	(201)	(446)	(398)

Commercial property net operating income	$345	$317	$688	$624

Brookfield Properties Corporation	29

Our Direct net operating income as well as our net operating income from Funds for the three and six month periods ended June 30, 2008 and 2007 is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Direct
Same property	$175	$159	$344	$315
Properties acquired	11	1	23	1
Recurring fee income	10	7	17	13

	196	167	384	329
U.S. Fund
Same property	133	139	273	274
Properties reclassified from redevelopment	3	—	5	—
Recurring fee income	1	—	2	—

	137	139	280	274
Canadian Fund
Same property	10	8	20	16
Recurring fee income	2	3	4	5

	12	11	24	21

Total commercial property net operating income	$345	$317	$688	$624

The components of commercial property net operating income from discontinued operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Discontinued operations
Revenue	$14	$18	$28	$38
Property operating expenses	(6)	(7)	(12)	(16)

Net operating income from discontinued operations	$8	$11	$16	$22

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $571 million and $1,134 million during the three and six months ended June 30, 2008, respectively, compared with $518 million and $1,022 million during the same periods in 2007. The increase is primarily a result of a full quarter of income from 1201 Louisiana Street in Houston, which was acquired during the second quarter of 2007 as well as additional income from our Boston properties due to the purchase of the remaining interest in 53 and 75 State Street in the fourth quarter of 2007 and income from Four Allen Center in Houston, which became operational during the first quarter of 2008. As a result of these increases to revenue, and an increase in same property net operating income, we saw a similar increase to our net operating income.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and six months ended June 30, 2008, we recognized $10 million and $19 million of straight-line rental revenue, respectively, as compared to $12 million and $27 million during the same periods in 2007.
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses were $226 million and $446 million during the three and six months ended June 30, 2008, respectively, as compared to $201 million and $398 million during the same periods in 2007. The primary reason for the increased costs related to 1201 Louisiana Street in Houston, which was acquired during the second quarter of 2007 as well as the additional costs incurred on the remaining interests in our Boston properties at 53 and 75 State Street, which were acquired in December 2007, and costs associated with Four Allen Center in Houston, which became operational during the first quarter of 2008. These acquisitions accounted for approximately $13 million and $22 million of the increase over 2007 for the three and six months ended June 30, 2008. Offsetting these increases is the sale of various properties in the Canadian Office Fund over the past year.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During the second quarter of 2008, occupancy increased due to lease-ups in New York, Boston, Houston, Los Angeles, Toronto, Ottawa, Denver and Minneapolis as compared to the same period in 2007. At June 30, 2008, average in-place net rent throughout the portfolio was $23.35 per square foot compared with $22.35 per square foot at June 30, 2007.

30	Q2/2008 Interim Report

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at June 30, 2008:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	6,527	10.9	$36.53	$84
Downtown	13,719	8.4	26.58	44
Boston, Massachusetts	1,990	6.1	29.90	35
Washington, D.C.	5,619	6.6	24.78	35
Houston, Texas	8,280	6.8	12.35	24
Los Angeles, California	8,624	5.1	20.24	25
Toronto, Ontario	8,824	6.7	25.98	26
Calgary, Alberta	5,681	6.1	24.61	39
Ottawa, Ontario	1,750	5.4	17.20	21
Denver, Colorado	1,324	6.9	17.20	22
Minneapolis, Minnesota	2,530	5.9	9.75	16
Other	1,253	7.8	13.44	26

Total(1)	66,121	7.1	$23.35	$37

(1)	Excludes developments
Our total portfolio occupancy rate increased by 70 basis points to 95.3% at June 30, 2008 compared with 94.6% at June 30, 2007 primarily due to the improved leasing activity subsequent to the second quarter of the previous year across almost all of our markets.
A summary of our occupancy levels at June 30 over the past two years is as follows:

	Jun. 30, 2008		Jun. 30, 2007
	Leasable	%	Leasable	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	6,527	92.6	6,298	95.5
Downtown	13,719	99.2	12,901	97.1

Total New York, New York	20,246	97.1	19,199	96.6
Boston, Massachusetts	1,990	94.7	1,887	94.3
Washington, D.C.	5,619	91.5	5,749	94.5
Houston, Texas	8,280	95.8	7,012	92.1
Los Angeles, California	8,624	86.8	8,533	86.3
Toronto, Ontario	8,824	97.6	9,176	97.4
Calgary, Alberta	5,681	99.9	6,801	99.9
Ottawa, Ontario	1,750	99.7	1,750	99.1
Denver, Colorado	1,324	98.2	1,292	97.3
Minneapolis, Minnesota	2,530	92.6	2,487	87.0
Other	1,253	98.5	1,400	94.3

Total(1)	66,121	95.3	65,286	94.6

(1)	Excludes developments
During the six months ended June 30, 2008, we leased 3.0 million square feet of space at an average leasing net rent of $29.33 per square foot. This included 1.6 million square feet of new leases and 1.4 million square feet of renewals. Expiring net rent for the portfolio averaged $20.76 per square foot.

Brookfield Properties Corporation	31

The details of our leasing activity for the six months ended June 30, 2008 are as follows:

	Dec. 31, 2007		Activities During the Six Months Ended June 30, 2008						Jun. 30, 2008
				Average		Year One	Average
				Expiring		Leasing	Leasing	Acq./
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2)	Sq. Ft. (1,2)	Sq. Ft. (1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft. (1)	Sq. Ft.(1)	Sq. Ft.(1)

New York, New York
Midtown	6,527	6,214	(302)	$36.58	134	$100.27	$103.71	—	6,527	6,046
Downtown	13,719	13,638	(92)	16.38	57	25.05	28.47	—	13,719	13,603
Boston, Massachusetts	1,990	1,921	(85)	30.01	49	32.92	35.78	—	1,990	1,885
Washington, D.C.	5,619	5,179	(483)	22.60	443	27.20	28.04	—	5,619	5,139
Houston, Texas	7,013	6,665	(770)	12.37	769	15.86	16.45	1,267	8,280	7,931
Los Angeles, California	8,624	7,536	(642)	18.89	596	22.00	24.72	—	8,624	7,490
Toronto, Ontario	8,824	8,637	(502)	22.96	479	30.45	31.14	—	8,824	8,614
Calgary, Alberta	5,681	5,667	(293)	27.07	302	39.82	41.41	—	5,681	5,676
Ottawa, Ontario	1,750	1,739	(46)	14.89	51	20.33	20.49	—	1,750	1,744
Denver, Colorado	1,324	1,291	—	7.00	9	24.60	25.35	—	1,324	1,300
Minneapolis, Minnesota	2,530	2,345	(68)	12.12	67	13.67	14.29	—	2,530	2,344
Other	1,402	1,329	(55)	12.35	60	27.48	28.36	(100)	1,253	1,234

Total(1)	65,003	62,161	(3,338)	$20.76	3,016	$27.95	$29.33	1,167	66,121	63,006

(1)	Excludes developments

(2)	Restated for remeasurements performed during the first quarter of 2008
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate gains and a potential source of capital available to reinvest in other assets at higher returns. The acquisitions of 1201 Louisiana Street in Houston, the remaining interest in our Boston properties at 53 and 75 State Street and the reclassification of Four Allen Center in Houston to operational provided $14 million and $28 million to net operating income for the three and six months ended June 30, 2008, respectively.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 28 years and manages in excess of 51,000 units in over 267 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages nearly 100 million square feet of premises for major corporations and government.
The details of our fee income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Property management, leasing, project management and other fees	$7	$5	$12	$9
Brookfield Residential Services Ltd. fees	5	4	10	8
Brookfield LePage Johnson Controls	1	1	1	1

Total	$13	$10	$23	$18

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.
RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
Our residential development operations contributed $35 million and $53 million of pre-tax income during the three and six months ended June 30, 2008, respectively, as compared to $72 million and $114 million during the same periods in 2007. The decrease in earnings is due mainly to lower sales and home closings as a result of slowing home owner demand caused by a temporary oversupply of homes in the Alberta market. In addition, there have been continued increases in both labor and material costs in Alberta as a result of shortages caused by the rapid growth in the local economy fueled by the energy section, resulting in lower margins.

32	Q2/2008 Interim Report

The components of residential development net operating income are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Sales revenue	$132	$178	$214	$289
Operating costs	(97)	(106)	(161)	(175)

Total	$35	$72	$53	$114

Lot sales for the three and six months ended June 30 over the past two years and the related revenue earned are as follows:

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Three months ended June 30	2008	2007	2008	2007	2008	2007

Single Family (Lots)
Alberta	376	660	$63	$97	$169	$146
Ontario	—	72	—	7	—	88
Colorado	26	3	3	1	112	113
Texas	—	52	—	2	—	43
Missouri	—	—	—	—	—	—

Total Single Family (Lots)	402	787	66	107

Total Single Family (Acre Equivalent)(1)	60	141
Multi-Family, Commercial and Industrial (Acres) Alberta	11	22	12	15	$1,031	$697

Total Land Sales Revenue			$78	$122

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Six months ended June 30	2008	2007	2008	2007	2008	2007

Single Family (Lots)
Alberta	556	1,209	$96	$170	$166	$137
Ontario	—	72	—	7	—	88
Colorado	26	7	3	1	127	86
Texas	—	52	—	2	—	43
Missouri	—	1	—	—	—	100

Total Single Family (Lots)	582	1,341	99	180

Total Single Family (Acre Equivalent)(1)	86	221
Multi-Family, Commercial and Industrial (Acres) Alberta	14	26	14	17	$941	$1,011

Total Land Sales Revenue			$113	$197

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Brookfield Properties Corporation	33

Home sales for the three and six months ended June 30 over the past two years and the related revenue earned are as follows:

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Three months ended June 30	2008	2007	2008	2007	2008	2007

Single Family
Alberta	72	116	$24	$30	$337	$263
Ontario	31	4	11	1	349	238

	103	120	35	31

Multi-Family
Alberta	59	82	19	21	321	250
Ontario	—	18	—	4	—	242

Total	162	220	$54	$56

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Six months ended June 30	2008	2007	2008	2007	2008	2007

Single Family
Alberta	151	210	$51	$51	$341	$247
Ontario	59	8	20	3	337	253

	210	218	71	54

Multi-Family
Alberta	92	129	30	32	325	242
Ontario	—	28	—	6	—	233

Total	302	375	$101	$92

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $97 million and $161 million during the three and six months ended June 30, 2008, respectively, from $106 million and $175 million during the same periods in 2007.
INTEREST AND OTHER INCOME
Interest and other income include interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income was $16 million and $26 million during the three and six months ended June 30, 2008, respectively, compared with $10 million and $19 million during the same periods in 2007. The current period results include $7 million of income related to an asbestos settlement in our favor associated with One Liberty Plaza.
INTEREST EXPENSE

Commercial property debt
Interest expense relating to commercial property debt decreased to $153 million and $317 million during the three and six months ended June 30, 2008, respectively, from $169 million and $338 million during the same periods in 2007. This decrease is largely attributable to the benefit of lower LIBOR rates during the quarter. In addition, as a result of the settlement of a swap associated with $350 million of hedged debt, we recognized a gain of $4 million related to the settlement which has been recorded as an offset to interest expense. Offsetting these decreases is a full quarter of interest expense on 1201 Louisiana Street in Houston which was acquired during the second quarter of 2007, as well as additional interest on 53 and 75 State Street in Boston as a result of the purchase of the remaining interest during the fourth quarter of 2007 and interest on various financings and refinancings done since the second quarter of 2007. In addition, we incurred a $2 million charge during the current period related to a transfer tax settlement in New York State.
Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends reclassified to interest expense. This amount decreased to $15 million and $30 million during the three and six months ended June 30, 2008, respectively, from $16 million and $31 million during the same periods in 2007.

34	Q2/2008 Interim Report

Capital securities – fund subsidiaries
Interest expense on capital securities – fund subsidiaries represents expenses related to the following interests in the U.S. Office Fund:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Interest on debt securities	$7	$6	$13	$13
Interest on redeemable equity interests	12	10	20	16

	19	16	33	29
Non-cash component(1)	(23)	(21)	(45)	(43)

Total	$(4)	$(5)	$(12)	$(14)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three and six months ended June 30, 2008 increased to $30 million and $59 million, respectively, from $24 million and $53 million during the same periods in 2007. The 2007 amounts include a gain of $4 million and $3 million for the three and six months ended June 30, respectively, related to changes in our share price, as our Deferred Share Unit plan was not hedged at the time. Included in general and administrative expenses is $5 million and $9 million of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd. for the three and six months ended June 30, 2008, respectively.
TRANSACTION COSTS
Transaction costs for the three and six months ended June 30, 2008 were nil. During the same periods in the prior year we incurred merger integration costs and employee transition costs resulting from the Trizec acquisition of $3 million and $7 million, respectively. We no longer expect to incur such costs relating to Trizec going forward.
NON-CONTROLLING INTERESTS

Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Non-controlling interests	$20	$39	$40	$45
Non-cash component(1)	(23)	(70)	(45)	(86)

Total	$(3)	$(31)	$(5)	$(41)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Other subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
For the three and six months ended June 30, 2008, dividends paid on shares issued by our subsidiaries was $4 million and $8 million, respectively, compared with $4 million and $6 million during the same periods in 2007. Non-controlling interests in subsidiary earnings was $2 million and $4 million during the three and six months ended June 30, 2008, respectively, compared with $2 million and $4 million during the same periods in 2007.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended June 30		Six months ended June 30
(Millions)	Type	2008	2007	2008	2007

BPO Properties	Redeemable preferred shares(1)	$4	$4	$8	$6
BPO Properties	Participating Interests	2	2	4	4
Brookfield Financial Properties	Participating Interests	—	—	—	—

Total		$6	$6	$12	$10

(1)	Non-participating
Non-controlling interests – other subsidiaries from continuing operations and discontinued operations is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Non-controlling interests – other subsidiaries – continuing operations	$6	$(20)	$12	$(21)
Non-controlling interests – other subsidiaries – discontinued operations	—	26	—	31

Total non-controlling interests – other subsidiaries	$6	$6	$12	$10

Brookfield Properties Corporation	35

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the three and six months ended June 30, 2008 increased to $136 million and $273 million, respectively, from $134 million and $257 million during the same periods in 2007. The majority of this increase was due to the acquisition of the remaining interest in our Boston properties at 53 and 75 State Street in the fourth quarter of 2007 as well as a full quarter of depreciation on 1201 Louisiana in Houston, which was purchased during the second quarter of 2007 and the reclassification of Four Allen Center in Houston to operational during the first quarter of 2008. These increases are offset by the sale of various properties in our Canadian Office Fund in the past twelve months.
FUTURE INCOME TAXES
Future income taxes for the three and six months ended June 30, 2008 decreased to $21 million and $30 million, respectively from $28 million and $46 million during the same time period in 2007. The decreases are largely due to a decrease in tax expense related to foreign exchange gains and losses as well as an increase in tax recovery due to lower tax rates in other jurisdictions compared to the same period in 2007, offset by a decrease in tax recovery with respect to resolution of tax contingencies.
DISCONTINUED OPERATIONS
During the second quarter of 2008, two properties met the criteria to be classified as discontinued operations: Canada Trust Tower in Toronto and one of the RBC Plaza buildings in Minneapolis. During the first quarter of 2008, Acres House in Niagara Falls and one of the RBC Plaza buildings in Minneapolis were classified as discontinued operations. Acres House in Niagara Falls was sold during the current quarter for cash proceeds of $3 million and a net gain of nil. Excluding gains, non-controlling interests and future income taxes, income attributable to discontinued operations was $3 million and $5 million for the three and six months ended June 30, 2008.
During the second quarter of 2007, we sold a portion of our Waterview development site in Washington, D.C., which was acquired in 2006 as part of the Trizec portfolio. In addition, we sold our 25% interest in 18 King Street in Toronto. As a result of these sales, we recognized a gain of $62 million in the second quarter of 2007. During the first quarter of 2007, we sold our 50% interest in Atrium on Bay in Toronto as well as our 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, we recognized a gain of $47 million. Excluding gains, non-controlling interests and future income taxes, income attributable to discontinued operations was $7 million and $11 million for the three and six months ended June 30, 2007.
The following table summarizes the income from discontinued operations:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Revenue	$14	$18	$28	$38
Operating expenses	(6)	(7)	(12)	(16)

	8	11	16	22
Interest expense	(4)	(5)	(9)	(9)

Funds from operations	4	6	7	13
Depreciation and amortization	(1)	1	(2)	(2)

Income from discontinued operations before gains, non-controlling interests and taxes	3	7	5	11
Gain on sale of commercial properties	—	62	—	109
Non-controlling interests	—	(26)	—	(31)
Future income taxes	—	(19)	—	(27)

Income from discontinued operations	$3	$24	$5	$62

36	Q2/2008 Interim Report

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 81% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Kansas City in the U.S. Details of the segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Assets
Commercial properties	$13,483	$13,498	$2,094	$2,391	$—	$—	$15,577	$15,889
Development properties	552	676	609	496	1,283	1,228	2,444	2,400
Receivables and other	548	569	151	195	247	292	946	1,056
Intangible assets	690	719	35	40	—	—	725	759
Restricted cash and deposits	109	146	1	2	9	3	119	151
Cash and cash equivalents	123	134	61	74	3	6	187	214
Assets related to discontinued operations	128	—	236	4	—	—	364	4

Total	$15,633	$15,742	$3,187	$3,202	$1,542	$1,529	$20,362	$20,473

Details of the segmented financial information for our principal areas of business for the three months ended June 30, 2008 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	$456	$416	$115	$102	$132	$178	$703	$696
Expenses	177	158	49	43	97	106	323	307

	279	258	66	59	35	72	380	389
Interest and other income	9	6	4	2	3	2	16	10

Net operating income from continuing operations	288	264	70	61	38	74	396	399
Interest expense
Commercial property debt	141	161	12	8	—	—	153	169
Capital securities — corporate	2	3	13	13	—	—	15	16
Capital securities — fund subsidiaries	(4)	(5)	—	—	—	—	(4)	(5)
General and administrative	15	13	15	11			30	24
Transaction costs	—	3	—	—	—	—	—	3
Non-controlling interests
Fund subsidiaries	(3)	(31)	—	—	—	—	(3)	(31)
Other subsidiaries	—	—	6	6	—	—	6	6
Depreciation and amortization	118	129	18	5	—	—	136	134

Income before unallocated costs	19	(9)	6	18	38	74	63	83
Future income taxes							21	28

Net income from continuing operations							$42	$55
Discontinued operations	1	25	2	(1)	—	—	3	24

Net income							$45	$79

Brookfield Properties Corporation	37

Details of the segmented financial information for our principal areas of business for the six months ended June 30, 2008 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	$907	$826	$227	$196	$214	$289	$1,348	$1,311
Expenses	351	318	95	80	161	175	607	573

	556	508	132	116	53	114	741	738
Interest and other income	14	10	6	5	6	4	26	19

Net operating income from continuing operations	570	518	138	121	59	118	767	757
Interest expense
Commercial property debt	293	321	24	17	—	—	317	338
Capital securities — corporate	4	5	26	26	—	—	30	31
Capital securities — fund subsidiaries	(12)	(14)	—	—	—	—	(12)	(14)
General and administrative	33	32	26	21	—	—	59	53
Transaction costs	—	7	—	—	—	—	—	7
Non-controlling interests
Fund subsidiaries	(5)	(41)	—	—	—	—	(5)	(41)
Other subsidiaries	—	—	12	10	—	—	12	10
Depreciation and amortization	237	233	36	24	—	—	273	257

Income before unallocated costs	20	(25)	14	23	59	118	93	116
Future income taxes							30	46

Net income from continuing operations							$63	$70
Discontinued operations	1	17	4	45	—	—	5	62

Net income							$68	$132

38	Q2/2008 Interim Report

QUARTERLY RESULTS
The 2008, 2007 and 2006 results by quarter are as follows:

	2008		2007 (1)				2006(1)
(Millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total Revenue	$719	$655	$834	$691	$706	$624	$676	$408	$401	$374

Net operating income
Commercial property operations	345	343	322	324	317	307	305	174	171	162
Residential development operations	35	18	80	43	72	42	51	37	31	25
Interest and other	16	10	12	13	10	9	14	9	8	13

	396	371	414	380	399	358	370	220	210	200
Expenses
Interest
Commercial property debt	153	164	170	173	169	169	188	79	76	71
Capital securities — corporate	15	15	15	15	16	15	13	13	13	14
Capital securities — fund subsidiaries	(4)	(8)	(5)	(8)	(5)	(9)	(12)	—	—	—
General and administrative	30	29	27	23	24	29	23	15	14	15
Transaction costs
Debt defeasance	—	—	—	27	—	—	—	—	—	—
Other	—	—	2	8	3	4	15	—	—	—
Non-controlling interests
Fund subsidiaries	(3)	(2)	(22)	(12)	(31)	(10)	(21)	—	—	—
Other subsidiaries	6	6	7	6	6	4	4	7	4	4
Depreciation and amortization	136	137	136	133	134	123	134	46	46	39
Future income taxes	21	9	4	19	28	18	6	23	36	27

Net income from continuing operations	$42	$21	$80	$(4)	$55	$15	$20	$37	$21	$30
Discontinued operations(2)	3	2	25	7	24	38	1	(2)	9	19

Net income	$45	$23	$105	$3	$79	$53	$21	$35	$30	$49

Net income per share — basic
Continuing operations	$0.11	$0.05	$0.20	$(0.02)	$0.15	$0.03	$0.06	$0.11	$0.05	$0.09
Discontinued operations(2)	—	0.01	0.07	0.02	0.05	0.10	—	(0.01)	0.03	0.05

	$0.11	$0.06	$0.27	$—	$0.20	$0.13	$0.06	$0.10	$0.08	$0.14

Net income per share — diluted
Continuing operations	$0.11	$0.05	$0.20	$(0.02)	$0.15	$0.03	$0.06	$0.10	$0.05	$0.09
Discontinued operations(2)	—	0.01	0.07	0.02	0.05	0.10	—	(0.01)	0.03	0.05

	$0.11	$0.06	$0.27	$—	$0.20	$0.13	$0.06	$0.09	$0.08	$0.14

Funds from operations per share — diluted
Continuing operations	$0.39	$0.31	$0.45	$0.34	$0.41	$0.31	$0.33	$0.29	$0.28	$0.27
Discontinued operations(2)	0.01	0.01	0.02	0.02	0.01	0.01	0.01	0.02	0.02	0.02
Property disposition gains(2)	—	—	0.05	0.02	0.06	0.11	—	—	0.04	0.09

	$0.40	$0.32	$0.52	$0.38	$0.48	$0.43	$0.34	$0.31	$0.34	$0.38

(1)	Per share amounts restated to include the effect of the three-for-two common stock split effective May 4, 2007

(2)	All quarters presented are net of non-controlling interests

Brookfield Properties Corporation	39

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested a U.S. Office Fund. This Fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, Blackstone, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 58 commercial properties totaling 31 million square feet and six development and redevelopment sites totaling four million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
The Grace Building	1	96.7	1,537	20	1,557	—	1,557	49.9	777	(426)	351
One New York Plaza	1	98.8	2,554	31	2,585	—	2,585	100	2,585	(1,416)	1,169
Newport Tower	1	96.9	1,059	41	1,100	—	1,100	100	1,100	(603)	497
1065 Avenue of the Americas	1	74.6	642	40	682	—	682	99	675	(370)	305
1411 Broadway	1	85.2	1,149	38	1,187	36	1,223	49.9	610	(334)	276
1460 Broadway	1	100.0	211	9	220	—	220	49.9	110	(60)	50

	6	93.7	7,152	179	7,331	36	7,367		5,857	(3,209)	2,648
Washington, DC
1200 K Street	1	97.6	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	—	128	—	128	16	144	100	144	(79)	65
1250 Connecticut Avenue	1	94.0	163	21	184	26	210	100	210	(115)	95
1400 K Street	1	100.0	178	12	190	34	224	100	224	(123)	101
2000 L Street	1	91.7	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.5	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Springs Metro Plaza	3	92.4	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	90.0	204	19	223	—	223	100	223	(122)	101
Victor Building	1	67.5	302	45	347	—	347	49.9	173	(95)	78
1550 & 1560 Wilson Blvd	2	76.1	248	35	283	76	359	100	359	(197)	162

	22	88.1	3,526	364	3,890	399	4,289		4,110	(2,252)	1,858
Houston
Allen Center
One Allen Center	1	98.6	914	79	993	—	993	100	993	(544)	449
Two Allen Center	1	97.8	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	93.0	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Four Allen Center	1	99.5	1,229	38	1,267	—	1,267	100	1,267	(697)	570
Cullen Center Continental Center I	1	98.1	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	85.1	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	95.1	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.3	351	39	390	44	434	100	434	(237)	197

	8	96.2	7,115	321	7,436	790	8,226		7,575	(4,152)	3,423
Los Angeles
601 Figueroa	1	70.5	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	95.8	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	83.9	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	94.5	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	93.9	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	86.9	409	19	428	—	428	100	428	(234)	194
6060 Center Drive	1	85.7	253	15	268	113	381	100	381	(209)	172
6080 Center Drive	1	96.0	316	—	316	163	479	100	479	(263)	216
6100 Center Drive	1	96.9	294	—	294	168	462	100	462	(253)	209
701 B Street	1	88.7	512	37	549	—	549	100	549	(301)	248
707 Broadway	1	85.9	183	—	183	128	311	100	311	(170)	141
9665 Wilshire Blvd	1	79.6	171	—	171	64	235	100	235	(130)	105
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	67.2	336	2	338	141	479	100	479	(262)	217
Northpoint	1	75.9	105	—	105	45	150	100	150	(82)	68
Arden Towers at Sorrento	4	83.1	554	54	608	—	608	100	608	(333)	275
Westwood Center	1	96.3	293	25	318	—	318	100	318	(174)	144
Wachovia Center	1	93.8	465	14	479	161	640	100	640	(351)	289

	22	86.8	8,034	590	8,624	2,139	10,763		10,529	(5,768)	4,761

TOTAL COMMERCIAL	58	91.4	25,827	1,454	27,281	3,364	30,645		28,071	(15,381)	12,690

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Blackstone Managed

40	Q2/2008 Interim Report

						Brookfield
				Brookfield		Properties’
	Number		Owned	Properties’	Other	Net
	of	Total	Interest	Owned	Shareholder’s	Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest

Washington, D.C.
Reston Crescent	1	1,000	100	1,000	(548)	452
Waterview	1	300	25	75	(41)	34

	2	1,300		1,075	(589)	486
Houston
1500 Smith Street	1	500	100	500	(274)	226
Allen Center Garage	1	500	100	500	(274)	226
Five Allen Center	1	1,200	100	1,200	(656)	544

	3	2,200		2,200	(1,204)	996

TOTAL DEVELOPMENT	5	3,500		3,275	(1,793)	1,482
REDEVELOPMENT
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(147)	122

TOTAL DEVELOPMENT AND REDEVELOPMENT	6	3,769		3,544	(1,940)	1,604

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 45% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006.
At June 30, 2008, the impact of our investment in the U.S. Office Fund on our consolidated financial condition and results can be summarized as follows:

		Funds from Operations
		Three months ended June 30		Six months ended June 30
(Millions)	Balance Sheet	2008	2007	2008	2007

Midtown New York, New York	$1,266	$19	$20	$41	$42
Downtown New York, New York	1,259	22	25	48	50
Washington, D.C.	1,128	22	26	45	51
Houston, Texas	1,139	26	23	50	43
Los Angeles, California	2,615	47	45	94	88

	7,407	136	139	278	274
Property management and leasing fee income	—	1	—	2	—
Development properties	242	—	—	—	—

Total book value / Net operating income	7,649	137	139	280	274
Property specific and subsidiary debt / Interest expense	(5,746)	(67)	(98)	(147)	(194)
Partner capital (debt and equity) / Interest expense and non-controlling interests	(962)	(39)	(22)	(73)	(41)

Total	941	31	19	60	39
Other assets (liabilities), net / Other income (expenses), net	(108)	2	5	5	7

Invested capital / Funds from operations(1)	$833	$33	$24	$65	$46

(1)	Fees paid by the Fund to Brookfield Properties are eliminated on consolidation. For the three and six months ended June 30, 2008, a total of $9 million and $17 million of fees, respectively, were paid to Brookfield Properties (2007 — $8 million and $15 million) which resulted in a reduction of non-controlling interests expense of $5 million and $10 million, respectively (2007 — $5 million and $8 million) representing the net fees earned from partners
The U.S. Office Fund contributed $227 million and $455 million of commercial property revenue and $137 million and $280 million of net operating income during the three and six months ended June 30, 2008, respectively, as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Commercial property revenue
Revenue from current properties	$190	$179	$378	$354
Straight-line rental income	9	10	18	24
Intangible amortization	28	31	59	61

Total commercial property revenue	227	220	455	439
Property operating costs	(90)	(81)	(175)	(165)

Commercial property net operating income	$137	$139	$280	$274

Brookfield Properties Corporation	41

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at June 30, 2008:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Midtown New York, New York	4	3,682	2,172	$1,266	$314	$952
Downtown New York, New York	2	3,685	3,685	1,259	397	862
Washington, D.C.	22	4,289	4,110	1,128	367	761
Houston, Texas	8	8,226	7,575	1,139	240	899
Los Angeles, California	22	10,763	10,529	2,615	423	2,192
Corporate U.S. Fund debt	—	—	—	—	3,988	(3,988)

	58	30,645	28,071	$7,407	$5,729	$1,678
Office development sites	5	3,500	3,275	121	17	104
Redevelopment sites	1	269	269	121	—	121

Total	64	34,414	31,615	$7,649	$5,746	$1,903

(1)	Represents consolidated interest before non-controlling interests
Commercial property debt relating to the U.S. Office Fund totaled $5,746 billion at June 30, 2008. The details are as follows:

				Brookfield
				Properties’
				Consolidated Share
Property	Location	Interest Rate %	Maturity Date	(Millions)	Mortgage Details

Bethesda Crescent	Washington, D.C.	7.07	September 2008	$33	Non-recourse, fixed rate
Two Ballston Plaza	Washington, D.C.	6.91	December 2008	25	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	6.26	March 2009	56	Non-recourse, fixed rate
Silver Springs Metro Plaza/
2401 Pennsylvania Avenue/
1250 Connecticut Avenue	Washington, D.C.	5.15	June 2009	158	Non-recourse, floating rate
Waterview(1)	Washington, D.C.	4.38	August 2009	17	Non-recourse, floating rate
1460 Broadway	New York	5.11	November 2012	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	4.51	May 2013	57	Non-recourse, floating rate
Four Allen Center	Houston	5.77	October 2013	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February 2014	112	Non-recourse, fixed rate
Grace Building	New York	5.54	July 2014	192	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July 2014	110	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September 2014	233	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December 2014	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February 2016	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March 2016	397	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April 2016	21	Non-recourse, fixed rate
U.S. Fund Corporate and other debt
CMBS Pool debt	—	6.85	May 2011	307	Non-recourse, fixed rate
Mezzanine debt	—	5.02	October 2011	3,087	Non-recourse, floating rate
CMBS Pool debt	—	3.27	October 2011	594	Non-recourse, floating rate

Total U.S. Office Fund		5.07		$5,746

(1)	Development debt

42	Q2/2008 Interim Report

PART IV – CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested a Canadian Office Fund. This Fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties, which were considered non-core, have been disposed of in various quarters since the second quarter of 2006 and the Canadian Office Fund now consists of 12 commercial properties totaling eight million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of June 30, 2008:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto
First Canadian Place	1	96.9	2,379	232	2,611	170	2,781	25	695	(76)	619
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83

	3	97.0	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Altius Centre	1	100.0	303	3	306	72	378	25	95	(11)	84

	1	100.0	303	3	306	72	378		95	(11)	84
Ottawa
Place de Ville I	2	99.8	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	99.3	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	12	553	95	648	25	162	(18)	144

	6	99.7	1,701	49	1,750	1,030	2,780		695	(77)	618
Other Commercial
Canadian Western Bank, Edmonton	1	99.8	371	36	407	91	498	25	125	(14)	111
Enbridge Tower, Edmonton	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	99.8	555	36	591	121	712		179	(21)	158

TOTAL COMMERCIAL	12	98.2	5,675	346	6,021	1,546	7,567		1,893	(210)	1,683

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Brookfield

Ottawa
300 Queen Street	1	577	25	144	(16)	128

TOTAL DEVELOPMENT	1	577		144	(16)	128

(1)	Represents the company’s consolidated interest before non-controlling interests

Brookfield Properties Corporation	43

At June 30, 2008, the impact of our investment in the Canadian Office Fund can be summarized as follows:

		Funds from Operations
		Three months ended June 30		Six months ended June 30
(Millions)	Balance Sheet	2008	2007	2008	2007

Toronto, Ontario	$261	$6	$5	$12	$10
Calgary, Alberta	20	1	1	2	2
Ottawa, Ontario	99	2	1	4	3
Edmonton, Alberta and other	17	1	1	2	1

	397	10	8	20	16
Development properties	3	—	—	—	—

Total book value / Net operating income	400	10	8	20	16
Property specific and subsidiary debt / Interest expense	(162)	(2)	(3)	(4)	(5)

	238	8	5	16	11
Other assets (liabilities), net / Other income (expenses), net	(57)	—	—	—	—

Net investment / Funds from operations prior to fee income	181	8	5	16	11
Fee income	—	2	3	4	5

Invested capital / Funds from operations	$181	$10	$8	$20	$16

The Canadian Office Fund contributed $21 million and $42 million of commercial property revenue and $12 million and $24 million of net operating income from continuing operations during the three and six months ended June 30, 2008, respectively (2007 – $20 million and $39 million, and $11 million and $21 million, respectively) as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Commercial property revenue
Revenue from current properties	$18	$15	$35	$30
Straight-line rental income	—	—	—	—
Intangible amortization	1	2	3	4

	19	17	38	34
Recurring fee income	2	3	4	5

Total commercial property revenue	21	20	42	39
Property operating costs	(9)	(9)	(18)	(18)

Commercial property net operating income	$12	$11	$24	$21

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at June 30, 2008:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Toronto, Ontario	3	3,697	924	$261	$102	$159
Calgary, Alberta	1	378	95	20	20	—
Ottawa, Ontario	6	2,780	695	99	24	75
Other	2	712	179	17	16	1

Continuing Operations	12	7,567	1,893	$397	$162	$235

Development sites
Ottawa, Ontario	1	577	144	3	—	3

Total	13	8,144	2,037	$400	$162	$238

(1)	Represents consolidated interest before non-controlling interests

44	Q2/2008 Interim Report

Commercial property debt relating to the Canadian Office Fund totaled $162 million at June 30, 2008. The details are as follows:

				Brookfield
				Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

Enbridge Tower	Edmonton	6.72	June 2009	$2	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	November 2009	6	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December 2009	63	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June 2012	11	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January 2014	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December 2017	28	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December 2017	20	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December 2017	14	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January 2024	17	Non-recourse, fixed rate

Total Canadian Office Fund		6.82		$162

Brookfield Properties Corporation	45

PART V – RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website.
PROPERTY RELATED RISKS

Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” beginning on page 26 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $500 million, the terms of which extend to 2009, and a floating rate term facility with BAM of $300 million, the terms of which extend to 2008. At June 30, 2008, the balances drawn on these facilities were $351 million and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to 2008. The balance drawn on this facility as at June 30, 2008 was $150 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we intend to negotiate a one-year term

46	Q2/2008 Interim Report

extension option. Approximately 43% of the company’s outstanding commercial property debt at June 30, 2008 is floating rate debt (December 31, 2007 – 39%) and subject to fluctuations in interest rates. The effect of a 25 basis point increase in interest rates on interest expense relating to our corporate and commercial property floating rate debt, all else being equal, is an increase in interest expense of $13 million or approximately $6 million, net of non-controlling interests or $0.02 per share. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 25 basis point increase in rates would increase interest expense by an additional $2 million. As discussed in the Derivative Financial Instruments section beginning on page 49, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.
We currently have a level of indebtedness for the company of 65% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace (generally 60% to 80% of current market value) and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.4% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 8 of this MD&A.
The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000’s	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

1	Merrill Lynch(4)	New York/Toronto/Denver/Los Angeles	2013	4,922	7.4%	A
2	Government and Government Agencies(5)	All Markets	Various	3,102	4.7%	AAA
3	Chevron	Houston	2018	1,735	2.6%	AA
4	CIBC	New York/Toronto/Calgary	2031	1,704	2.6%	A+
5	Wachovia	New York	2015	1,439	2.2%	AA-
6	RBC Financial Group	Five Markets	2018	1,190	1.8%	AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,133	1.7%	A+
8	Kellogg, Brown & Root	Houston	2017	994	1.5%	Not Rated
9	JP Morgan Chase	New York/Denver/Houston/Los Angeles	2020	975	1.5%	AA-
10	Petro-Canada	Calgary	2013	944	1.4%	BBB
11	Goldman Sachs	New York	2011	896	1.4%	AA-
12	Target Corporation	Minneapolis	2014	886	1.3%	A+
13	Devon Energy	Houston	2012	777	1.2%	BBB+
14	EnCana Corporation	Calgary/Denver	2017	707	1.1%	A-
15	Continental Airlines	Houston	2009	678	1.0%	B
16	Imperial Oil	Calgary	2011	633	1.0%	AAA
17	Cadwalader, Wickersham & Taft	New York	2024	549	0.8%	Not Rated
18	Talisman Energy	Calgary	2015	527	0.8%	BBB
19	Amerada Hess Corporation	Houston	2017	471	0.7%	BBB-
20	Cleary, Gottlieb, Steen & Hamilton	New York	2031	470	0.7%	Not Rated

	Total			24,732	37.4%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From S&P, Moody’s Investor Service or DBRS

(4)	Merrill Lynch occupies 2.6 million square feet with the balance leased to eight subtenants ranging in size from 40,000 square feet to 550,000 square feet

(5)	Represents various U.S. and Canadian federal governments and agencies
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, in the majority of cases, we retain title to the lots that are sold until the receivable balance is collected. In the remaining cases, exposure to credit risk is managed by securing the lots that are sold, which can ultimately be taken back if receivables are not paid.

Brookfield Properties Corporation	47

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 7% of our leases mature annually. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 8 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at June 30, 2008:

	Currently	Remainder							2015
(000’s Sq. Ft.)	Available	2008	2009	2010	2011	2012	2013	2014	& Beyond	Parking	Total

Midtown New York	481	165	414	358	137	386	753	221	3,612	36	6,563
Downtown New York	116	91	164	249	666	426	4,836	410	6,761	281	14,000
Boston	105	21	171	186	411	48	32	29	987	276	2,266
Washington, D.C.	480	137	499	291	198	584	344	1,194	1,892	970	6,589
Los Angeles	1,134	313	546	808	1,013	1,408	854	585	1,963	2,139	10,763
Houston	349	395	195	951	722	995	754	366	3,553	838	9,118
Toronto	210	58	529	681	569	948	1,483	180	4,166	1,519	10,343
Calgary	5	104	223	350	1,363	480	1,382	99	1,675	1,023	6,704
Ottawa	6	43	38	3	4	6	1,098	9	543	1,030	2,780
Denver	24	26	23	108	98	87	145	135	678	503	1,827
Minneapolis	186	18	204	54	48	179	672	153	1,016	521	3,051
Other	19	9	46	190	151	102	104	29	603	385	1,638

Total	3,115	1,380	3,052	4,229	5,380	5,649	12,457	3,410	27,449	9,521	75,642
	4.7%	2.1%	4.6%	6.4%	8.1%	8.5%	18.8%	5.2%	41.6%		100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the long term, 2008 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 31, 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.

48	Q2/2008 Interim Report

For our U.S. Direct properties, our current property insurance includes coverage for certified acts of terrorism up to $500 million per occurrence and in the aggregate. In December 2005, we formed a wholly-owned captive insurance company, Realrisk Insurance Corp. (“Realrisk”). Effective January 1, 2008 Realrisk provides $1 billion in TRIA coverage in addition to that, which is contained in our third party insurance program. It also provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect our captive insurance company to recover 85% of its losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
As a result of the merger with Trizec Properties, Inc. we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC (“Chapman”) and Concordia Insurance LLC (“Concordia”). Effective April 21, 2008, Chapman and Concordia provide coverage for our U.S. Office Fund properties for up to $500 million of TRIA coverage. The coverage provided by Chapman and Concordia also provides protection against losses due solely to biological, chemical, or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect these captive insurance companies to recover 85% of their losses, less certain deductibles, from the Unites States government. We will be required to fund the remaining 15% of a covered loss.
We also purchase insurance which covers terrorism acts that do not trigger TRIA coverage as applicable to both our U.S. Direct properties and U.S. Office Fund properties.
TRIA applies only to our U.S. portfolio. Therefore, our Canada Direct properties are protected by a stand alone policy that covers against all acts of terrorism for limits up to $1 billion.
As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail ourselves of the most comprehensive coverage on the most economically reasonable basis. Coverage for certified acts of terrorism for those buildings that we manage is contained in the applicable terrorism insurance program, for limits of $100 million.
FOREIGN EXCHANGE FLUCTUATIONS
Approximately 21% of our assets and 33% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a hedged position with respect to the carrying value of net assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and through the use of financial contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At June 30, 2008, based on our net Canadian dollar funds from operations, a $0.01 change in the Canadian dollar relative to the U.S. dollar would result in a change in our funds from operations of approximately $3 million on an annual basis.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective in offsetting an identified risk. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on the effective portion of derivative financial instruments designated as cashflow hedges of financial risks are recorded in other comprehensive income and reclassified to income in the period the underlying hedged item impacts income.
Derivatives that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income or general and administrative expense, depending on the type of derivative, in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
Our use of derivative financial instruments was limited to the transactions identified below. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate interest rate curve or forward exchange rate for each contract and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
In 2006, we entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec. At June 30, 2008, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6.0% and $600 million of variable rate debt at 7.0% for a period of two years. The contracts have been recorded at fair value in receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at June 30, 2008 was nil. The cost of these contracts was $2.3 million. In September 2007, we re-designated hedge relationships associated with $350 million of the

Brookfield Properties Corporation	49

interest rate caps as they were no longer eligible for hedge accounting. The cumulative loss associated with the de-designated contracts will be amortized out of accumulated other comprehensive income to interest expense as the previously hedged interest payments occur. Subsequent changes in fair value of the de-designated contracts will be recorded in interest expense as they occur.
In June 2007, we entered into a forward-starting interest rate swap to hedge the interest rate risk associated with the anticipated issuance of fixed rate debt. The forward-starting swap hedged a notional $350 million of fixed rate debt issuance at a rate of 5.824%. During the second quarter of 2008, we terminated the hedge relationship and settled the swap contract. A loss of $17 million, representing the loss on the swap at the date the hedge relationship was terminated net of non-controlling interests, is recorded in accumulated other comprehensive income and will be amortized to interest expense over the term of the hedged debt. We recognized a gain of $4 million, net of non-controlling interests, representing the favorable change in the value of the swap from the point the hedge relationship was terminated to the settlement of the swap.
In July 2007, we entered into a forward starting interest rate swap to hedge the risk associated with debt of $700 million that was issued in August 2007. The contract was settled in August 2007 for a loss of $15 million. The loss was recorded in other comprehensive income and will be amortized to interest expense over the term of the hedged debt.
In September 2007, the company entered into a total return swap under which it receives the returns on a notional 966,000 Brookfield Properties common shares as an economic hedge of its exposure to variability in share price under the Deferred Share Unit program. The fair value of the total return swap was nil and the change in fair value has been recorded in general and administrative expense.
At June 30, 2008, we had foreign exchange contracts to sell a notional amount of C$800 million, maturing in September 2008, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net investments in self-sustaining subsidiaries. The fair value of these contracts at June 30, 2008 resulted in no gain or loss. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in September 2008, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at June 30, 2008 resulted in no gain or loss.
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

50	Q2/2008 Interim Report

PART VI – CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES

Capital Disclosures
On December 1, 2006, the Canadian Institute of Chartered Accountants (“the CICA”) issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. The company adopted the requirements of Section 1535 on January 1, 2008 and the required disclosures are included in Note 23 to the unaudited interim financial statements.
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation.” These standards replace Section 3861, “Financial Instruments – Disclosure and Presentation” and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Certain disclosures required under Section 3862 were made in the notes to the annual consolidated financial statements for the year ended December 31, 2007 and do not differ materially at June 30, 2008. Additional disclosures required by Section 3862 have been made to the unaudited interim consolidated financial statements. The adoption of Section 3863 did not have any impact on the company’s consolidated financial statements.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. Consequently, IFRS will be applicable for interim and annual financial statements relating to the fiscal periods beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the company for the year ended December 31, 2010. While the company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS as new standard changes are introduced over the transitional period.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At June 30, 2008, we had approximately $15 million (December 31, 2007 — $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Interest expense related to this indebtedness, totaled $1 million and $1 million for the three and six months ended June 30, 2008, respectively, compared to $4 million and $8 million for the same periods in 2007, and was recorded at the exchange amount. Additionally, included in rental revenues are amounts received from BAM, and its affiliates for the rental of office premises of $0.7 million and $1.2 million for the three and six months ended June 30, 2008 respectively (2007 — $0.5 million and $0.9 million, respectively). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. The expense for the quarter ended June 30, 2008 was nil.

Brookfield Properties Corporation	51

ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield Properties’ website at www.brookfieldproperties.com and should be read in conjunction with this Interim Report.

Bryan K. Davis
Senior Vice President and Chief Financial Officer
July 31, 2008

52	Q2/2008 Interim Report

DISTRIBUTIONS
Distributions paid by the company during the first and second quarters of 2008 and the year 2007 are as follows:

		Three months ended	Three months ended	Year ended
	Currency	Jun. 30, 2008	Mar. 31, 2008	Dec. 31, 2007

Common shares(1)	US$	$0.1400	$0.1400	$0.5500
Class A preferred shares(2)	C$	0.0417	0.0208	0.0833
Class AA Series E preferred shares	C$	0.4887	0.2582	1.0178
Class AAA Series E preferred shares	C$	0.4596	0.2470	0.4830
Class AAA Series F preferred shares	C$	0.7500	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.6563	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.7188	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.6500	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.6250	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.6500	0.3250	1.3000

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007

(2)	Per share amounts have been restated to reflect the impact of the nine-for-four class A preferred share stock split effective May 4, 2007

Brookfield Properties Corporation	53

Consolidated Balance Sheets

		June 30, 2008	Dec. 31, 2007
(US Millions)	Note	Unaudited	Audited

Assets
Commercial properties	3	$15,577	$15,889
Commercial developments	4	1,161	1,172
Residential developments	5	1,283	1,228
Receivables and other	6	946	1,056
Intangible assets	7	725	759
Restricted cash and deposits	8	119	151
Cash and cash equivalents	24	187	214
Assets related to discontinued operations	9	364	4

		$20,362	$20,473

Liabilities
Commercial property debt	10	$11,963	$12,125
Accounts payable and other liabilities	11	1,222	1,357
Intangible liabilities	12	792	834
Future income tax liabilities	13	625	600
Liabilities related to discontinued operations	9	313	3
Capital securities – corporate	14	1,033	1,053
Capital securities – fund subsidiaries	15	766	762
Non-controlling interests – fund subsidiaries	15	196	193
Non-controlling interests – other subsidiaries	16	65	86
Preferred equity – subsidiaries	17	374	382
Shareholders’ equity
Preferred equity – corporate	18	45	45
Common equity		2,968	3,033

		$20,362	$20,473

See accompanying notes to the consolidated financial statements

54	Q2/2008 Interim Report

Consolidated Statements of Income

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	Note	2008	2007(1)	2008	2007(1)

Total revenue	21	$719	$706	$1,374	$1,330

Net operating income
Commercial property operations	21	$345	$317	$688	$624
Residential development operations	21	35	72	53	114
Interest and other		16	10	26	19

		396	399	767	757

Expenses
Interest
Commercial property debt		153	169	317	338
Capital securities – corporate	14	15	16	30	31
Capital securities – fund subsidiaries	15	(4)	(5)	(12)	(14)
General and administrative		30	24	59	53
Transaction costs		—	3	—	7
Non-controlling interests
Fund subsidiaries	15	(3)	(31)	(5)	(41)
Other subsidiaries		6	6	12	10
Depreciation and amortization		136	134	273	257
Future income taxes	13	21	28	30	46

Net income from continuing operations		42	55	63	70
Discontinued operations	9	3	24	5	62

Net income		$45	$79	$68	$132

Earnings per share – basic and diluted	19
Continuing operations		$0.11	$0.15	$0.16	$0.18
Net income		$0.11	$0.20	$0.17	$0.33

(1) Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007 See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	55

Consolidated Statements of Changes in Common Equity

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions)	Note	2008	2007	2008	2007

Common shares
Balance, beginning of period		$2,284	$2,306	$2,282	$2,303
Shares repurchased		(3)	(6)	(5)	(6)
Proceeds from shares issued on exercise of options		—	1	4	4

Balance, end of period		2,281	2,301	2,281	2,301

Contributed surplus
Balance, beginning of period		—	4	—	2
Shares repurchased		(1)	(4)	(3)	(4)
Stock-based compensation awards	20	1	—	3	2

Balance, end of period		—	—	—	—

Retained earnings
Balance, beginning of period		624	709	659	706
Net income		45	79	68	132
Shareholder distributions
Preferred share dividends – corporate		—	—	(1)	(1)
Common share dividends		(55)	(55)	(110)	(105)
Amount paid in excess of the book value of common shares purchased for cancellation		(5)	(15)	(7)	(15)
Cumulative impact of changes in accounting policies, net of taxes of $1 million		—	—	—	1

Balance, end of period		609	718	609	718

Accumulated other comprehensive income
Balance, beginning of period		68	68	92	56
Transition adjustment on adoption of financial instruments standards		—	—	—	(4)
Other comprehensive income (loss) for the period		10	27	(14)	43

Balance, end of period	19	78	95	78	95

Total retained earnings and accumulated other comprehensive income		687	813	687	813

Total common equity		$2,968	$3,114	$2,968	$3,114

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions)	Note	2008	2007	2008	2007

Net income		$45	$79	$68	$132

Other comprehensive income
Change in foreign currency translation (losses) gains on investments in subsidiaries		$7	$83	$(21)	$101
Gains (losses) arising from hedges of net investments in subsidiaries, net of taxes of nil and $7 million for the three and six months ended June 30, 2008 (2007 - $19 million and $19 million)		(1)	(54)	10	(56)
Net gains (losses) on derivatives designated as cash flow hedges, net of non-controlling interests, net of taxes of nil and nil for the three and six months ended June 30, 2008 (2007 – nil and nil)		3	(2)	(4)	(3)
Reclassification to earnings of losses, net of taxes of nil and nil for the three and six months ended June 30, 2008 (2007 – nil and nil)		1	—	1	1

Total other comprehensive income (loss)		10	27	(14)	43

Comprehensive income		$55	$106	$54	$175

See accompanying notes to the consolidated financial statements

56	Q2/2008 Interim Report

Consolidated Statements of Cashflow

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	Note	2008	2007	2008	2007

Operating activities
Net income		$45	$79	$68	$132
Depreciation and amortization		137	133	275	259
Future income taxes		21	47	30	73
Property disposition gains		—	(62)	—	(109)
Amortization of value of acquired operating leases to rental revenue		(35)	(35)	(72)	(68)
Straight-line rent		(10)	(12)	(19)	(27)
Amortization of deferred financing cost		4	6	6	11
Stock option and deferred share unit grant expense		1	(3)	3	—
Non-controlling interests – fund and other subsidiaries		3	1	7	—
Non-cash component of interest on capital securities – fund subsidiaries		(23)	(21)	(45)	(43)
Income from equity-accounting investments		(1)	(1)	(1)	(1)
Distributions received from equity-accounting investments		—	1	—	1
Deferred leasing costs		(4)	(9)	(27)	(16)
Increase in land and housing inventory and related working capital		(14)	(61)	(75)	(103)
Working capital and other		(18)	(8)	(36)	(51)

		106	55	114	58

Financing activities and capital distributions
Commercial property debt arranged		695	16	894	332
Commercial property debt repaid		(598)	(107)	(824)	(484)
Corporate credit facilities arranged		(1)	206	104	253
Corporate credit facilities repaid		(5)	—	(5)	—
Capital securities arranged – fund subsidiaries		14	—	31	—
Non-controlling interest contributions arranged – fund subsidiaries		—	—	6	—
Land development debt arranged		22	25	39	34
Land development debt repaid		(28)	—	(47)	(12)
Distributions to non-controlling interests		(26)	(5)	(31)	(9)
Common shares issued		—	1	4	4
Common shares repurchased		(9)	(25)	(15)	(25)
Preferred share dividends		—	—	(1)	(1)
Common share dividends		(55)	(55)	(110)	(105)

		9	56	45	(13)

Investing activities
Loans receivable		43	(4)	44	61
Acquisitions of commercial properties, net	24	—	(50)	(16)	(50)
Proceeds of sales of commercial properties, net	24	3	63	3	138
Restricted cash and deposits		(8)	(51)	32	27
Commercial development and redevelopment investments		(92)	(56)	(178)	(131)
Commercial property tenant improvements		(24)	(25)	(37)	(58)
Capital expenditures		(20)	(9)	(34)	(15)

		(98)	(132)	(186)	(28)

(Decrease) increase in cash resources		17	(21)	(27)	17
Opening cash and cash equivalents		170	226	214	188

Closing cash and cash equivalents		$187	$205	$187	$205

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	57

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company” or “Brookfield Properties”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Capital Disclosures
On December 1, 2006, the Canadian Institute of Chartered Accountants (the “CICA”) issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. The company adopted the requirements of Section 1535 on January 1, 2008 and the required disclosures are included in Note 23 to the unaudited interim financial statements.
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation.” These standards replace Section 3861, “Financial Instruments – Disclosure and Presentation” and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Certain disclosures required under Section 3862 were made in the notes to the annual consolidated financial statements for the year ended December 31, 2007 and do not differ materially at June 30, 2008. Additional disclosures required by Section 3862 have been made in the notes to the unaudited interim consolidated financial statements. The adoption of Section 3863 did not have any impact on the company’s consolidated financial statements.
NOTE 3: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	June 30, 2008	Dec. 31, 2007

Commercial properties
Land	$2,784	$2,828
Building and improvements	14,067	14,253

Total commercial properties	16,851	17,081
Less: Accumulated depreciation	(1,274)	(1,192)

Total	$15,577	$15,889

Depreciation and amortization on commercial properties for the three and six months ended June 30, 2008 was $100 million and $199 million, respectively (2007 — $95 million and $182 million).
NOTE 4: COMMERCIAL DEVELOPMENTS
During the three and six months ended June 30, 2008, the company capitalized a total of $98 million and $186 million, respectively,
(2007 — $56 million and $131 million) of costs related to commercial developments. Included in this amount is $83 million and $155 million
(2007 — $43 million and $108 million) of construction and related costs and $15 million and $31 million (2007 — $13 million and $23 million) of interest capitalized to the company’s commercial development sites for the three and six months ended June 30, 2008.
NOTE 5: RESIDENTIAL DEVELOPMENTS
Residential developments are composed of the following:

(Millions)	June 30, 2008	Dec. 31, 2007

Land under development	$435	$431
Housing inventory	96	85
Land held for development	752	712

Total	$1,283	$1,228

58	Q2/2008 Interim Report

NOTE 6: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	June 30, 2008	Dec. 31, 2007

Accounts receivables	$145	$135
Straight-line rent and free rent receivables	399	378
Real estate mortgages	21	63
Residential receivables and other assets	247	292
Prepaid expenses and other assets	134	188

Total	$946	$1,056

The company’s balance of accounts receivable past due is not significant.
In regards to its residential receivables, the company retains title to the lots that are sold until the receivable balance is collected, which is typically within nine months. The company’s balance of residential receivables past due is not significant.
NOTE 7: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	June 30, 2008	Dec. 31, 2007

Intangible assets
Lease origination costs	$405	$377
Tenant relationships	518	501
Above-market leases and below-market ground leases	68	82

	991	960
Less accumulated amortization
Lease origination costs	(151)	(124)
Tenant relationships	(97)	(62)
Above-market leases and below-market ground leases	(18)	(15)

Total net	$725	$759

Amortization on intangibles for the three and six months ended June 30, 2008 was $36 million and $74 million, respectively
(2007 — $39 million and $75 million).
NOTE 8: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $119 million at June 30, 2008 (December 31, 2007 — $151 million).
NOTE 9: DISCONTINUED OPERATIONS
During the second quarter of 2008, the company made a decision to sell its 50% interest in Canada Trust Tower in Toronto. In addition, during the first quarter of 2008, the company made a decision to sell its 100% interest in one of the RBC Plaza buildings in Minneapolis. During the second quarter of 2008, the company sold its 25% interest in Acres House in Niagara Falls. As a result of this sale, the company recognized a net gain of nil in the second quarter.
During the second quarter of 2007, the company sold a portion of its Waterview development site in Washington, D.C., which was acquired in 2006 as part of the Trizec portfolio. In addition, the company sold its 25% interest in 18 King Street in Toronto. As a result of these sales, the company recognized a gain of $62 million in the second quarter of 2007. During the first quarter of 2007, the company sold its 50% interest in Atrium on Bay in Toronto as well as its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, the company recognized a gain of $47 million.

Brookfield Properties Corporation	59

The following table summarizes the income and gains from discontinued operations:

	Three months ended June 30		Six months ended June 30
(Millions, except per share information)	2008	2007	2008	2007

Revenue	$14	$18	$28	$38
Operating expenses	(6)	(7)	(12)	(16)

	8	11	16	22
Interest expense	(4)	(5)	(9)	(9)
Depreciation and amortization	(1)	1	(2)	(2)

Income from discontinued operations prior to gain, non-controlling interests and taxes	3	7	5	11
Gain on sale of commercial properties	—	62	—	109
Non-controlling interests	—	(26)	—	(31)
Future income taxes	—	(19)	—	(27)

Income and gains from discontinued operations	$3	$24	$5	$62

Income and gains from discontinued operations per share(1)	$—	$0.05	$0.01	$0.15

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
NOTE 10: COMMERCIAL PROPERTY DEBT
The weighted average interest rate at June 30, 2008 was 5.59% (December 31, 2007 — 6.65%). The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. Approximately 57% of the company’s outstanding debt at June 30, 2008 is fixed rate debt (December 31, 2007 — 61%).
Commercial property debt includes $1,612 million (December 31, 2007 — $1,509 million) repayable in Canadian dollars of C$1,647 million (December 31, 2007 — C$1,507 million), all of which is payable by self-sustaining foreign subsidiaries.
Included in total commercial property debt is $14 million (December 31, 2007 — $17 million) of premiums representing the unamortized difference between the fair value of mortgages assumed on acquisitions and the corresponding contractual principal amounts at the date of assumption. This amount is amortized over the remaining term of the debt as an adjustment to interest expense following the effective interest method.
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Jun. 30, 2008

Remainder 2008	$80	$332	$412	5.83%
2009	171	884	1,055	4.86%
2010	187	26	213	6.18%
2011(2)	196	4,478	4,674	5.02%
2012	203	393	596	5.70%
2013 and thereafter	675	4,640	5,315	6.06%

Total commercial property debt	$1,512	$10,753	$12,265	5.59%

(1)	Includes $302 million of commercial property debt related to discontinued operations at June 30, 2008 (December 31, 2007 — nil)

(2)	Corporate mezzanine debt of $3,087 million within the U.S. Office Fund matures in 2011
Commercial property debt maturing in the current year has a weighted average interest rate of 5.83%. A 25 basis point increase in interest rates would result in an increase to interest expense of approximately $1 million on an annualized basis on refinancing of this debt.
NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	June 30, 2008	Dec. 31, 2007

Accounts payable and accrued liabilities	$506	$613
Straight-line rent payable	65	59
Residential payables and accrued liabilities	169	184
Land development debt	482	501

Total	$1,222	$1,357

60	Q2/2008 Interim Report

Financial liabilities in accounts payable and other liabilities are carried at amortized cost except for derivative contracts that are carried at fair value of nil as at June 30, 2008 (December 31, 2007 — $35 million).
Land development debt of $482 million (December 31, 2007 — $501 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at June 30, 2008 was 4.96% (December 31, 2007 — 6.17%).
Advances totaling $134 million are due by the end of 2008, with the remaining balances due prior to 2013 as follows:

	Weighted Average	Principal Repayments						June 30,	Dec. 31,
	Interest Rate at	Remainder					2013	2008	2007
(Millions)	June 30, 2008	2008	2009	2010	2011	2012	& Beyond	Total	Total

Land development debt	4.96%	$134	$315	$25	$7	$1	$—	$482	$501

NOTE 12: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	June 30, 2008	Dec. 31, 2007

Intangible liabilities
Below-market leases	$1,010	$971
Above-market ground lease obligations	47	58

	1,057	1,029

Less accumulated amortization
Below-market leases	(258)	(189)
Above-market ground lease obligations	(7)	(6)

Total net	$792	$834

NOTE 13: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	June 30, 2008	Dec. 31, 2007

Future income tax liabilities related to difference in tax and book basis, net	$(933)	$(944)
Future income tax assets related to non-capital losses and capital losses	308	344

Total net	$(625)	$(600)

The company and its Canadian subsidiaries have future income tax assets of $111 million (December 31, 2007 — $117 million) that relate to non-capital losses which expire over the next 20 years and $103 million (December 31, 2007 — $106 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $94 million (December 31, 2007 — $121 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $390 million (December 31, 2007 — $395 million) which also expire over the next 10 years.
The components of income tax expense are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Income tax expense at the Canadian federal and provincial income tax rate of 33.5% (2007 – 35%)	$23	$20	$33	$31
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	4	10	9
Resolution of tax contingencies	—	(20)	(3)	(20)
Lower income tax rates in other jurisdictions	(9)	—	(8)	(5)
Foreign exchange gains and losses	1	21	(5)	25
Other	1	3	3	6

Total net	$21	$28	$30	$46

Brookfield Properties Corporation	61

NOTE 14: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	June 30, 2008	Dec. 31, 2007

Class AAA Series E(1)	8,000,000	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	8,000,000	6.00%	195	199
Class AAA Series G	6,000,000	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	8,000,000	5.75%	194	199
Class AAA Series I	8,000,000	8,000,000	5.20%	194	199
Class AAA Series J	8,000,000	8,000,000	5.00%	195	198
Class AAA Series K	6,000,000	6,000,000	5.20%	146	149

Total				$1,033	$1,053

(1)	Owned by Brookfield Asset Management Inc. (“BAM”); balance has been offset with a promissory note receivable from BAM – refer to Note 24(d)

(2)	Net of transaction costs of $7 million at June 30, 2008 (2007 — $7 million) which are amortized to interest expense over the life of the securities following the effective interest method
The redemption terms of the Class AAA Preferred Shares can be found in the company’s Annual Information Form for the year ended December 31, 2007.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
Interest expense on capital securities – corporate is comprised as follows:

Unaudited	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Series E	$—	$2	$—	$4
Series’ F through K	15	14	30	27

Total	$15	$16	$30	$31

NOTE 15: U.S. OFFICE FUND
Third party interests in the Fund are as follows:

(Millions)	June 30, 2008	Dec. 31, 2007

Capital securities – fund subsidiaries
Debt securities	$257	$257
Redeemable equity interests	509	505

	766	762
Non-controlling interests – fund subsidiaries	196	193

Total	$962	$955

Debt securities consist of contributions to the U.S. Office Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests include $444 million (2007 — $440 million) representing the equity interest in the U.S. Office Fund held by the company’s joint venture partner, The Blackstone Group. The balance of redeemable equity interests is comprised of $65 million
(2007 — $65 million) of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.

62	Q2/2008 Interim Report

The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Interest on debt securities	$7	$6	$13	$13
Interest on redeemable equity interests	12	10	20	16

	19	16	33	29
Non-cash component(1)	(23)	(21)	(45)	(43)

Total interest expense – capital securities – fund subsidiaries	$(4)	$(5)	$(12)	$(14)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Non-controlling interests	$20	$39	$40	$45
Non-cash component(1)	(23)	(44)	(45)	(60)

Total non-controlling interests — fund subsidiaries	$(3)	$(5)	$(5)	$(15)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Non-controlling interests – fund subsidiaries from continuing operations and discontinued operations is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Non-controlling interests – fund subsidiaries – continuing operations	$(3)	$(31)	$(5)	$(41)
Non-controlling interests – fund subsidiaries – discontinued operations	—	26	—	26

Total non-controlling interests — fund subsidiaries	$(3)	$(5)	$(5)	$(15)

NOTE 16: NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	June 30, 2008	Dec. 31, 2007

Common shares of BPO Properties Ltd.(1)	10.8%	$52	$73
Limited partnership units of Brookfield Financial Properties, L.P.	0.6%	13	13

Total		$65	$86

(1)	Canadian dollar denominated
NOTE 17: PREFERRED EQUITY – SUBSIDIARIES
Subsidiaries preferred shares outstanding total $374 million (December 31, 2007 — $382 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	June 30, 2008	Dec. 31, 2007

BPO Properties Ltd.	1,805,489	Series G	70% of bank prime	$44	$45
	3,816,527	Series J	70% of bank prime	93	96
	300	Series K	30-day BA + 0.4%	147	150
	2,847,711	Series M	70% of bank prime	70	71
	800,000	Series N	30-day BA + 0.4%	20	20

Total				$374	$382

NOTE 18: PREFERRED EQUITY – CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	June 30, 2008	Dec. 31, 2007

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

Brookfield Properties Corporation	63

NOTE 19: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed consists of:

(Millions)	June 30, 2008	Dec. 31, 2007(1)

Common shares outstanding, beginning of period	392,805,608	396,868,457
Shares issued as a result of exercise of options	464,463	450,871
Shares repurchased for cancellation	(800,000)	(4,513,720)

Common shares outstanding, end of period	392,470,071	392,805,608

(1)	Share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
(b) Accumulated other comprehensive income
As of June 30, 2008, accumulated other comprehensive income consists of the following amounts:

	As at June 30
(Millions)	2008	2007

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes	$104	$101
Losses on derivatives designated as cash flow hedges(1), net of taxes and non-controlling interests	(26)	(6)

Accumulated other comprehensive income	$78	$95

(1)	Includes losses of $4 million which will be reclassified to interest expense over the next 12 months
(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2008	2007	2008	2007

Net income from continuing operations	$42	$55	$63	$70
Preferred share dividends	—	—	(1)	(1)

Net income from continuing operations available to common shareholders	42	55	62	69

Net income	45	79	68	132
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$45	$79	$67	$131

Weighted average shares outstanding – basic	392.9	397.0	393.0	397.0
Unexercised dilutive options	1.7	3.5	1.6	3.7

Weighted average shares outstanding – diluted(1)	394.6	400.5	394.6	400.7

(1)	Share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
NOTE 20: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During 2008, the company granted 2,080,299 stock options (2007 – 1,528,407), on a post-split basis, under the Share Option Plan with a weighted average exercise price of $19.11 per share (2007 - $31.21 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model, assuming a 7.5-year term, 34% volatility (2007 – 19%), a weighted average dividend yield of 3.3% (2007 – 1.6%) and a risk free interest rate of 3.4% (2007 – 4.8%). The resulting fair value of $11 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
At June 30, 2008, the company had a total of 1,008,570 deferred share units outstanding (December 31, 2007 – 982,381) under its Deferred Share Unit plan, of which 996,126 were vested (December 31, 2007 – 949,206).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three and six months ended June 30, 2008 was $1 million and $3 million, respectively (2007 – $(3) million and nil, respectively).

64	Q2/2008 Interim Report

NOTE 21: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Revenue from commercial property operations	$571	$518	$1,134	$1,022
Revenue from residential development operations	132	178	214	289

	703	696	1,348	1,311
Interest and other income	16	10	26	19

Total	$719	$706	$1,374	$1,330

(b) Commercial property operations
The results of the company’s continuing commercial property operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Revenue	$571	$518	$1,134	$1,022
Property operating costs	(226)	(201)	(446)	(398)

Commercial property net operating income	$345	$317	$688	$624

In the three and six months ended June 30, 2008, rental revenues from Merrill Lynch accounted for 11% and 11% of total U.S. revenues, respectively (2007 – 12% and 12%). In the three and six months ended June 30, 2008, rental revenues from Merrill Lynch accounted for 1% and 1% of total Canadian revenues, respectively (2007 – nil and 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 8% and 8% of total revenue during the three and six months ended June 30, 2008, respectively (2007 – 8% and 8%).
In the three and six months ended June 30, 2008, rental revenues from Merrill Lynch accounted for 11% and 11% of total U.S. commercial property revenues, respectively (2007 – 12% and 13%). In the three and six months ended June 30, 2008, rental revenues from Merrill Lynch accounted for 2% and 1% of total Canadian commercial property revenues, respectively (2007 – 1% and 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 9% and 9% of total commercial property revenue during the three and six months ended June 30, 2008, respectively (2007 – 10% and 10%).
(c) Residential development operations
Residential development net operating income fluctuates depending on the timing of closings with closings historically being highest in the fourth quarter. The results of the company’s residential development operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Revenue	$132	$178	$214	$289
Expenses	(97)	(106)	(161)	(175)

Residential development net operating income	$35	$72	$53	$114

(d) Interest and other income
Interest and other income was $16 million and $26 million for the three and six months ended June 30, 2008, respectively (2007 — $10 million and $19 million, respectively). Of this amount, $3 million and $6 million related to interest income for the three and six months ended June 30, 2008, respectively, with the remainder related to other income (2007 — $2 million and $4 million, respectively).
NOTE 22: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
In addition, as of June 30, 2008, the company has commitments totaling C$191 million to third parties for the development projects of Bay Adelaide Centre in Toronto and Bankers Court in Calgary.

Brookfield Properties Corporation	65

NOTE 23: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at June 30, 2008, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 6.65%.
The following schedule details the components of the company’s capital as at June 30, 2008 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	June 30, 2008	Dec. 31, 2007	June 30, 2008	Dec. 31, 2007

Liabilities
Commercial property debt	5.59%	6.65%	$12,265	$12,125
Residential debt	4.96%	6.17%	482	501
Capital securities – corporate	5.42%	5.42%	1,033	1,053
Capital securities – fund subsidiaries(3)	10.00%	10.00%	766	762
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	196	193
Non-controlling interests – other subsidiaries	12.00%	12.00%	65	86
Preferred equity — subsidiaries	4.25%	4.40%	374	382
Shareholders’ equity
Preferred equity — corporate	5.01%	5.01%	45	45
Common equity(4)	12.00%	12.00%	6,982	7,562

Total(5)	6.65%	7.19%	$22,208	$22,709

(1)	As a percentage of average book value

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	Determined on a market value basis

(5)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of up to 70%. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns.
Capital securities – fund subsidiaries and Non-controlling interest – fund subsidiaries The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios in order to, together with the associated asset management fees, enable the company to increase returns on equity.
Capital securities – corporate, Preferred equity – subsidiaries and Preferred equity – corporate These represent sources of low-cost capital to the company, without dilution to the common equity base.
The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis. As at June 30, 2008, the company was in compliance with all of its covenants.
The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancings, including upward refinancings, of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.

66	Q2/2008 Interim Report

The principal liquidity needs for periods beyond the next twelve months are for development costs, potential property acquisitions, scheduled debt maturities and non-recurring capital expenditures. The company’s strategy is to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	investment from third parties in new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities
The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At June 30, 2008, the average term to maturity of the company’s commercial property debt was six years, close to its average lease term at approximately seven years.
The following table presents the contractual maturities of the company’s financial liabilities:

		Payments Due By Period
(Millions)	Total	Less than 1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$12,265	$412	$1,268	$5,270	$5,315
Residential development debt	482	134	340	8	—
Capital securities — corporate	1,033	—	194	—	839
Capital securities — fund subsidiaries(2)	257	—	—	—	257

(1)	Includes transaction costs

(2)	Excludes redeemable equity interests
NOTE 24: OTHER INFORMATION
(a) At June 30, 2008, the company had foreign exchange contracts to sell a notional amount of C$800 million at a weighted average exchange rate of C$1.00 = US$0.99, maturing in September 2008, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at June 30, 2008 resulted in no gain or loss. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$1.011, maturing in September 2008, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at June 30, 2008 resulted in no gain or loss.
The company is structured such that its foreign operations are primarily self-sustaining. As a result, the company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of $845 million. The company has designated C$600 million of these financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at June 30, 2008, a 1% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $6 million and net income by $2 million, on a pre-tax basis. The exposure to translation of net Canadian dollar financial liabilities is in part off-set by the effects of translating the Canadian dollar denominated future income tax assets.
The company is also exposed to foreign currency risk on U.S. denominated loans receivable of a subsidiary that has the Canadian dollar as its functional currency. Based on the balance of these financial assets at June 30, 2008, a 1% change in the U.S. to Canadian dollar exchange rate would have no impact on net income.
(b) In 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec. At June 30, 2008, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6.0% and $600 million of variable rate debt at 7.0% for a period of two years. The contracts have been recorded at fair value in receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. In September 2007, the company de-designated hedge relationships associated with $350 million of the interest rate caps as they were no longer eligible for hedge accounting. The cumulative loss associated with the de-designated contracts will be amortized out of accumulated other comprehensive income to interest expense as the previously hedged interest payments occur. Subsequent changes in fair value of the de-designated contracts will be recorded in interest expense as they occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at June 30, 2008 is nil. The cost of these contracts was $2.3 million.

Brookfield Properties Corporation	67

In June 2007, the company entered into a forward-starting interest rate swap to hedge the interest rate risk associated with the anticipated issuance of fixed rate debt. The forward-starting swap hedged a notional $350 million of fixed rate debt issuance at a rate of 5.824%. During the second quarter of 2008, the company terminated the hedge relationship and settled the swap contract. A loss of $17 million, representing the loss on the swap at the date the hedge relationship was terminated net of non-controlling interests, is recorded in accumulated other comprehensive income and will be amortized to interest expense over the term of the hedged debt. The company recognized a gain of $4 million, net of non-controlling interests, representing the favorable change in the value of the swap from the point the hedge relationship was terminated to the date of settlement of the swap.
In July 2007, the company entered into a forward-starting interest rate swap to hedge the risk associated with anticipated debt of $700 million that was issued in August 2007. The contract was settled in August 2007 for a loss of $15 million. The loss was recorded in other comprehensive income and will be amortized to interest expense over the term of the hedged debt.
The effect of a 25 basis point increase in interest rates on interest expense relating to the company’s corporate and commercial property floating rate debt, all else being equal, is an increase in interest expense of $13 million or approximately $6 million, net of non-controlling interests or $0.02 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties Ltd., a 25 basis point increase in rates would increase interest expense by an additional $2 million on an annualized basis.
(c) In September 2007, the company entered into a total return swap under which it receives the returns on a notional 966,000 Brookfield Properties common shares as an economic hedge of its exposure to variability in share price under the company’s Deferred Share Unit program (refer to Note 20). The fair value of the total return swap was nil at June 30, 2008 and the change in fair value has been recorded in general and administrative expense. Based on the notional amount of the total return swap at June 30, 2008, a $1 change in the market price of Brookfield Properties’ common shares would impact net income by $1 million. Offsetting this would be a change in our employee compensation expense related to the deferred share units outstanding of an equal amount.
(d) In September 2007, the company loaned C$200 million to Brookfield Asset Management Inc., the company’s parent, at a rate of 108% of prime, which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management Inc., pursuant to the terms of a promissory note.
As at June 30, 2008, the company had approximately $15 million (December 31, 2007 — $15 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate. The indebtedness consists of floating rate debt included in the company’s commercial property debt. Interest expense related to this indebtedness, totaled $1 million and $1 million for the three and six months ended June 30, 2008 compared to $4 million and $8 million for the same periods in 2007, and was recorded at the exchange amount.
(e) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.7 million and $1.2 million for the three and six months ended June 30, 2008 (2007 — $0.5 million and $0.9 million, respectively). These amounts have been recorded at the exchange amount.
(f) Supplemental cashflow information

	Three months ended June 30		Six months ended June 30
(Millions)	2008	2007	2008	2007

Acquisitions of real estate	$—	$152	$16	$152
Mortgages and other balances assumed on acquisition	—	(102)	—	(102)

Net acquisitions	$—	$50	$16	$50

Dispositions of real estate	$3	$102	$3	$212
Mortgages assumed by purchasers	—	(39)	—	(74)

Net dispositions	$3	$63	$3	$138

Cash taxes paid	$—	$3	$2	$6

Cash interest paid (excluding dividends paid on capital securities)	$184	$191	$363	$355

(g) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(h) In the three and six months ended June 30, 2008, interest expense included $4 million and $6 million relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.
(i) Included in general and administrative expenses is foreign exchange losses of $1 million for the three months ended June 30, 2008, and foreign exchange gains of $2 million for the six months ended June 30, 2008 (no gains or losses for the three and six months ended June 30, 2007).

68	Q2/2008 Interim Report

(j) Included in cash and cash equivalents is nil of short-term deposits at June 30, 2008 (December 31, 2007 — $39 million).
NOTE 25: SUBSEQUENT EVENTS
During the second quarter of 2008, Brookfield Properties entered into an agreement to sell its 50% interest in the Canada Trust Tower property in Toronto to its co-owner for C$425 million. The transaction closed on July 24, 2008 and the company received net proceeds of C$191 million. The resulting gain on the sale, which will be net of both taxes and a break fee associated with the C$198 million of debt financing put in place in the fourth quarter of 2007, will be recognized in the third quarter.
NOTE 26: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Total
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Assets
Commercial properties	$13,483	$13,498	$2,094	$2,391	$—	$—	$15,577	$15,889
Development properties	552	676	609	496	1,283	1,228	2,444	2,400
Receivables and other	548	569	151	195	247	292	946	1,056
Intangible assets	690	719	35	40	—	—	725	759
Restricted cash and deposits	109	146	1	2	9	3	119	151
Cash and cash equivalents	123	134	61	74	3	6	187	214
Assets related to discontinued operations	128	—	236	4	—	—	364	4

Total	$15,633	$15,742	$3,187	$3,202	$1,542	$1,529	$20,362	$20,473

The carrying amounts of properties located in the United States and Canada at June 30, 2008 were $14,303 million and $3,718 million, respectively (December 31, 2007 — $14,445 million and $3,844 million, respectively).
The following summary presents segmented financial information for the company’s principal areas of business for the three months ended June 30:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	$456	$416	$115	$102	$132	$178	$703	$696
Expenses	177	158	49	43	97	106	323	307

	279	258	66	59	35	72	380	389
Interest and other income	9	6	4	2	3	2	16	10

Net operating income from continuing operations	288	264	70	61	38	74	396	399
Interest expense
Commercial property debt	141	161	12	8	—	—	153	169
Capital securities – corporate	2	3	13	13	—	—	15	16
Capital securities – fund subsidiaries	(4)	(5)	—	—	—	—	(4)	(5)
General and administrative	15	13	15	11	—	—	30	24
Transaction costs	—	3	—	—	—	—	—	3
Non-controlling interests
Fund subsidiaries	(3)	(31)	—	—	—	—	(3)	(31)
Other subsidiaries	—	—	6	6	—	—	6	6
Depreciation and amortization	118	129	18	5	—	—	136	134

Income before unallocated costs	19	(9)	6	18	38	74	63	83
Future income taxes							21	28

Net income from continuing operations							$42	$55
Discontinued operations	1	25	2	(1)	—	—	3	24

Net income							$45	$79

Acquisitions of commercial properties, net	$—	$50	$—	$—	$—	$—	$—	$50
Dispositions of commercial properties, net	—	(55)	(3)	(8)	—	—	(3)	(63)
Commercial property tenant improvements	21	23	3	2	—	—	24	25
Development and redevelopment	20	29	72	27	—	—	92	56
Capital expenditures	15	6	5	3	—	—	20	9

Brookfield Properties Corporation	69

Total revenues earned in the United States and Canada for the three months ended June 30, 2008 were $469 million and $250 million, respectively (2007 — $424 million and $282 million, respectively).
The following summary presents segmented financial information for the company’s principal areas of business for the six months ended June 30:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	$907	$826	$227	$196	$214	$289	$1,348	$1,311
Expenses	351	318	95	80	161	175	607	573

	556	508	132	116	53	114	741	738
Interest and other income	14	10	6	5	6	4	26	19

Net operating income from continuing operations	570	518	138	121	59	118	767	757
Interest expense
Commercial property debt	293	321	24	17	—	—	317	338
Capital securities – corporate	4	5	26	26	—	—	30	31
Capital securities – fund subsidiaries	(12)	(14)	—	—	—	—	(12)	(14)
General and administrative	33	32	26	21	—	—	59	53
Transaction costs	—	7	—	—	—	—	—	7
Non-controlling interests
Fund subsidiaries	(5)	(41)	—	—	—	—	(5)	(41)
Other subsidiaries	—	—	12	10	—	—	12	10
Depreciation and amortization	237	233	36	24	—	—	273	257

Income before unallocated costs	20	(25)	14	23	59	118	93	116
Future income taxes							30	46

Net income from continuing operations							$63	$70
Discontinued operations	1	17	4	45	—	—	5	62

Net income							$68	$132

Acquisitions of commercial properties, net	$16	$50	$—	$—	$—	$—	$16	$50
Dispositions of commercial properties, net	—	(55)	(3)	(83)	—	—	(3)	(138)
Commercial property tenant improvements	34	54	3	4	—	—	37	58
Development and redevelopment	55	84	123	47	—	—	178	131
Capital expenditures	25	10	9	5	—	—	34	15

Total revenues earned in the United States and Canada for the six months ended June 30, 2008 were $926 million and $448 million, respectively (2007 — $839 million and $491 million, respectively).

70	Q2/2008 Interim Report

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at June 30, 2008	Symbol	Stock Exchange
Common Shares	392,470,071	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	—
Series B	9,589,500	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June,	Last business day of March, June,
	September and December	September and December

Class A Preferred Shares	First day of March and	15th day of March and
Series A, B	September	September

Class AA Preferred Shares	15th day of March, June,	Last business day of March, June,
Series E	September and December	September and December

Class AAA Preferred Shares	15th day of March, June,	Last business day of March, June,
Series E, F, G, H, I, J and K	September and December	September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2004	2005	2006	2007	2008
March 31	$0.07	$0.07	$0.12	$0.13	$0.14
June 30	0.07	0.12	0.13	0.14	0.14
September 30	0.07	0.12	0.13	0.14	0.14
December 31	0.07	0.12	0.13	0.14

(3)	Adjusted to reflect the three-for-two stock splits effective May 4, 2007 and March 31, 2005

Brookfield Properties Corporation	71

Corporate Information
CORPORATE PROFILE
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.